Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2013 excerpted from pages 87-158 of the 2013 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent auditors’ reports of registered public accounting firm to shareholders with respect to consolidated financial statements as at October 31, 2013 and 2012 and for each of the years in the three-year period ended October 31, 2013 and internal control over financial reporting as of October 31, 2013

Consolidated financial statements

Consolidated financial statements

88	Financial reporting responsibility
89	Independent auditors’ report of registered public accounting firm to shareholders
91	Consolidated balance sheet
92	Consolidated statement of income
93	Consolidated statement of comprehensive income
94	Consolidated statement of changes in equity
95	Consolidated statement of cash flows
96	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

96	Note 1	–	Basis of preparation and summary of significant accounting policies
105	Note 2	–	Fair value of financial instruments
112	Note 3	–	Significant acquisitions and dispositions
113	Note 4	–	Securities
115	Note 5	–	Loans
118	Note 6	–	Structured entities and derecognition of financial assets
120	Note 7	–	Land, buildings and equipment
121	Note 8	–	Goodwill, software and other intangible assets
123	Note 9	–	Other assets
123	Note 10	–	Deposits
123	Note 11	–	Other liabilities
124	Note 12	–	Derivative instruments
128	Note 13	–	Designated accounting hedges
129	Note 14	–	Subordinated indebtedness
130	Note 15	–	Common and preferred share capital
134	Note 16	–	Capital Trust securities

135	Note 17	–	Interest rate sensitivity
136	Note 18	–	Share-based payments
138	Note 19	–	Post-employment benefits
142	Note 20	–	Income taxes
144	Note 21	–	Earnings per share
144	Note 22	–	Commitments, guarantees and pledged assets
146	Note 23	–	Contingent liabilities and provision
149	Note 24	–	Concentration of credit risk
150	Note 25	–	Related-party transactions
151	Note 26	–	Investments in equity-accounted joint ventures and associates
152	Note 27	–	Significant subsidiaries
153	Note 28	–	Segmented and geographic information
155	Note 29	–	Financial instruments – disclosures
156	Note 30	–	Interest income and expense
157	Note 31	–	Future accounting policy changes
158	Note 32	–	Subsequent event

CIBC 2013 ANNUAL REPORT	87

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls in accordance with the audit plan approved by the Audit Committee. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 4, 2013

88	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2013 and 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2013 and 2012, its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 4, 2013 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 4, 2013

CIBC 2013 ANNUAL REPORT	89

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013 of CIBC and our report dated December 4, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 4, 2013

90	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2013	2012
ASSETS
Cash and non-interest-bearing deposits with banks	$2,211	$2,613
Interest-bearing deposits with banks	4,168	2,114
Securities (Note 4)
Trading	44,068	40,330
Available-for-sale (AFS)	27,627	24,700
Designated at fair value (FVO)	287	304
	71,982	65,334
Cash collateral on securities borrowed	3,417	3,311
Securities purchased under resale agreements	25,311	25,163
Loans (Note 5)
Residential mortgages	150,938	150,056
Personal	34,441	35,323
Credit card	14,772	15,153
Business and government	48,201	43,624
Allowance for credit losses	(1,698)	(1,860)
	246,654	242,296
Other
Derivative instruments (Note 12)	19,947	27,039
Customers’ liability under acceptances	9,720	10,436
Land, buildings and equipment (Note 7)	1,719	1,683
Goodwill (Note 8)	1,733	1,701
Software and other intangible assets (Note 8)	756	656
Investments in equity-accounted associates and joint ventures (Note 26)	1,713	1,635
Other assets (Note 9)	9,058	9,404
	44,646	52,554
	$398,389	$393,385
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$125,034	$118,153
Business and government	133,100	125,055
Bank	5,592	4,723
Secured borrowings	49,802	52,413
	313,528	300,344
Obligations related to securities sold short	13,327	13,035
Cash collateral on securities lent	2,099	1,593
Capital Trust securities (Note 16)	1,638	1,678
Obligations related to securities sold under repurchase agreements	4,887	6,631
Other
Derivative instruments (Note 12)	19,724	27,091
Acceptances	9,721	10,481
Other liabilities (Note 11)	10,808	10,671
	40,253	48,243
Subordinated indebtedness (Note 14)	4,228	4,823
Equity
Preferred shares (Note 15)	1,706	1,706
Common shares (Note 15)	7,753	7,769
Contributed surplus	82	85
Retained earnings	8,402	7,042
Accumulated other comprehensive income (AOCI)	309	264
Total shareholders’ equity	18,252	16,866
Non-controlling interests	177	172
Total equity	18,429	17,038
	$398,389	$393,385

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey President and Chief Executive Officer	Ronald W. Tysoe Director

CIBC 2013 ANNUAL REPORT	91

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2013	2012 (1)	2011
Interest income
Loans	$9,795	$10,020	$10,184
Securities	1,631	1,522	1,421
Securities borrowed or purchased under resale agreements	347	323	365
Deposits with banks	38	42	63
	11,811	11,907	12,033
Interest expense
Deposits	3,541	3,630	3,843
Securities sold short	334	333	388
Securities lent or sold under repurchase agreements	102	156	264
Subordinated indebtedness	193	208	215
Capital Trust securities	136	144	142
Other	50	110	119
	4,356	4,581	4,971
Net interest income	7,455	7,326	7,062
Non-interest income
Underwriting and advisory fees	389	438	514
Deposit and payment fees	824	775	756
Credit fees	462	418	379
Card fees	599	619	609
Investment management and custodial fees	474	424	411
Mutual fund fees	1,014	880	849
Insurance fees, net of claims	358	335	320
Commissions on securities transactions	412	402	496
Trading income	28	53	44
AFS securities gains, net (Note 4)	212	264	397
FVO gains (losses), net	5	(32)	(7)
Foreign exchange other than trading	44	91	204
Income from equity-accounted associates and joint ventures (Note 26)	139	160	111
Other	368	396	290
	5,328	5,223	5,373
Total revenue	12,783	12,549	12,435
Provision for credit losses (Note 5)	1,121	1,291	1,144
Non-interest expenses
Employee compensation and benefits	4,253	4,044	4,052
Occupancy costs	700	697	667
Computer, software and office equipment	1,052	1,022	989
Communications	307	304	296
Advertising and business development	236	233	213
Professional fees	179	174	178
Business and capital taxes	62	50	38
Other	825	691	1,053
	7,614	7,215	7,486
Income before income taxes	4,048	4,043	3,805
Income taxes (Note 20)	648	704	927
Net income	$3,400	$3,339	$2,878
Net income (loss) attributable to non-controlling interests	$(3)	$8	$11
Preferred shareholders	$99	$158	$177
Common shareholders	3,304	3,173	2,690
Net income attributable to equity shareholders	$3,403	$3,331	$2,867
Earnings per share (in dollars) (Note 21)
Basic	$8.24	$7.86	$6.79
Diluted	8.23	7.85	6.71
Dividends per common share (in dollars) (Note 15)	3.80	3.64	3.51

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

92	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2013	2012	2011
Net income	$3,400	$3,339	$2,878
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$369	$65	$(101)
Net (gains) losses on investments in foreign operations reclassified to net income	–	1	–
Net gains (losses) on hedges of investments in foreign operations	(237)	(65)	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	(1)	–
	132	–	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	57	208	182
Net (gains) losses on AFS securities reclassified to net income	(155)	(196)	(241)
	(98)	12	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	62	20	(40)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(51)	(13)	16
	11	7	(24)
Total OCI (1)	45	19	(171)
Comprehensive income	$3,445	$3,358	$2,707
Comprehensive income (loss) attributable to non-controlling interests	$(3)	$8	$11
Preferred shareholders	$99	$158	$177
Common shareholders	3,349	3,192	2,519
Comprehensive income attributable to equity shareholders	$3,448	$3,350	$2,696

(1)	Includes $9 million of losses for 2013 (2012: $8 million of gains; 2011: $13 million of losses) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2013	2012	2011
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(26)	$(10)	$(1)
Net gains (losses) on hedges of investments in foreign operations	44	11	(2)
	18	1	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(51)	(49)	(82)
Net (gains) losses on AFS securities reclassified to net income	57	65	112
	6	16	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(22)	(4)	14
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	18	4	(4)
	(4)	–	10
	$20	$17	$37

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2013 ANNUAL REPORT	93

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2013	2012	2011
Preferred shares (Note 15)
Balance at beginning of year	$1,706	$2,756	$3,156
Redemption of preferred shares	–	(1,050)	(400)
Balance at end of year	$1,706	$1,706	$2,756
Common shares (Note 15)
Balance at beginning of year	$7,769	$7,376	$6,804
Issue of common shares	114	430	575
Purchase of common shares for cancellation	(130)	(39)	–
Treasury shares	–	2	(3)
Balance at end of year	$7,753	$7,769	$7,376
Contributed surplus
Balance at beginning of year	$85	$93	$98
Stock option expense	5	7	6
Stock options exercised	(9)	(15)	(12)
Other	1	–	1
Balance at end of year	$82	$85	$93
Retained earnings
Balance at beginning of year	$7,042	$5,457	$4,157
Net income attributable to equity shareholders	3,403	3,331	2,867
Dividends (Note 15)
Preferred	(99)	(128)	(165)
Common	(1,523)	(1,470)	(1,391)
Premium on redemption of preferred shares	–	(30)	(12)
Premium on purchase of common shares for cancellation	(422)	(118)	–
Other	1	–	1
Balance at end of year	$8,402	$7,042	$5,457
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$(88)	$(88)	$–
Net change in foreign currency translation adjustments	132	–	(88)
Balance at end of year	$44	$(88)	$(88)
Net gains (losses) on AFS securities
Balance at beginning of year	$350	$338	$397
Net change in AFS securities	(98)	12	(59)
Balance at end of year (1)	$252	$350	$338
Net gains (losses) on cash flow hedges
Balance at beginning of year	$2	$(5)	$19
Net change in cash flow hedges	11	7	(24)
Balance at end of year	$13	$2	$(5)
Total AOCI, net of tax (2)	$309	$264	$245
Non-controlling interests
Balance at beginning of year	$172	$164	$168
Net income (loss) attributable to non-controlling interests	(3)	8	11
Dividends	(4)	(5)	(8)
Other	12	5	(7)
Balance at end of year	$177	$172	$164
Equity at end of year	$18,429	$17,038	$16,091

(1)	Includes $64 million (2012: $44 million; 2011: $38 million) of cumulative loss related to AFS securities measured at fair value.
(2)	A gain of $10 million (2012: $2 million gain; 2011: $1 million loss) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to six years (2012: seven years; 2011: nine years) thereafter.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

94	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2013	2012	2011
Cash flows provided by (used in) operating activities
Net income	$3,400	$3,339	$2,878
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	1,121	1,291	1,144
Amortization and impairment (1)	354	357	556
Stock option expense	5	7	6
Deferred income taxes	71	167	518
AFS securities (gains) losses, net	(212)	(264)	(397)
Net losses (gains) on disposal of land, buildings and equipment	(2)	(17)	(5)
Other non-cash items, net	(336)	91	381
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,054)	1,547	5,344
Loans, net of repayments	(5,889)	(5,023)	(10,279)
Deposits, net of withdrawals	13,459	11,339	11,644
Obligations related to securities sold short	292	2,719	643
Accrued interest receivable	44	(22)	115
Accrued interest payable	(147)	(95)	(167)
Derivative assets	6,917	146	(3,047)
Derivative liabilities	(7,241)	(54)	2,616
Trading securities	(3,738)	(7,617)	(3,639)
FVO securities	17	160	411
Other FVO assets and liabilities	349	(639)	(1,164)
Current income taxes	(532)	(749)	191
Cash collateral on securities lent	506	(1,257)	(1,456)
Obligations related to securities sold under repurchase agreements	(1,744)	(1,933)	(12,087)
Cash collateral on securities borrowed	(106)	(1,473)	563
Securities purchased under resale agreements	(186)	516	9,081
Other, net	838	(916)	1,253
	5,186	1,620	5,103
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	1,500
Redemption/repurchase of subordinated indebtedness	(561)	(272)	(1,099)
Redemption of preferred shares	–	(1,080)	(1,016)
Issue of common shares for cash	105	415	563
Purchase of common shares for cancellation	(552)	(157)	–
Net proceeds from treasury shares	–	2	(3)
Dividends paid	(1,622)	(1,598)	(1,556)
	(2,630)	(2,690)	(1,611)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(27,451)	(38,537)	(33,645)
Proceeds from sale of AFS securities	14,094	23,815	13,514
Proceeds from maturity of AFS securities	10,550	17,421	17,400
Net cash used in acquisitions	–	(235)	(855)
Net cash provided by dispositions	49	42	10
Net purchase of land, buildings and equipment	(248)	(309)	(234)
	(3,006)	2,197	(3,810)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	48	5	(18)
Net increase (decrease) in cash and non-interest bearing deposits with banks during year	(402)	1,132	(336)
Cash and non-interest-bearing deposits with banks at beginning of year	2,613	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of year (2)	$2,211	$2,613	$1,481
Cash interest paid	$4,503	$4,676	$5,138
Cash income taxes paid	1,109	1,286	218
Cash interest and dividends received	11,855	12,053	12,148

(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes impairment loss relating to goodwill.
(2)	Includes restricted balance of $264 million (2012: $270 million, 2011: $257 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2013 ANNUAL REPORT	95

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC provides a full range of financial services and products to more than 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to page 153 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada) which requires that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2013.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate special purpose entities (SPEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which CIBC has control, where control is defined as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Control is presumed to exist where we hold, either directly or indirectly, 50% or more of the voting rights of an entity. Generally, CIBC has a shareholding of more than 50% of the voting rights in its subsidiaries. The effects of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date that control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Special purpose entities

SPEs are created to accomplish a narrow and well-defined objective. We consolidate a SPE if an assessment of the relevant factors indicates that we control the SPE. The assessment of whether we have control over a SPE is first performed at inception and is based on an evaluation of the substance of our relationship with the SPE and the risks and rewards.

The following factors may indicate a relationship in which we in substance control and consequently consolidate a SPE:

•	the activities of the SPE are being conducted according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the SPE’s activities.

Consolidation conclusions are reassessed whenever there is a change in the substance of the relationship with a SPE. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the SPE, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the SPE that were not contemplated originally and changes in the financing structure of the SPE. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests (NCI) are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a

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limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board or Directors, or by other means. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI. A deferred income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign operation when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. A disposal occurs when we have lost control, significant influence or joint control of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income. A partial disposal occurs when there has been any reduction in our ownership interest of a foreign operation other than that described above.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management’s intention with respect to a particular non-derivative financial asset. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short, trading liabilities and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. Refer to the “Impairment of financial assets” policy for our accounting for impaired loans. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), respectively, except to the extent they are economically hedging a FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Refer to the “Impairment of financial assets” policy for our accounting for the impairment of AFS financial assets.

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions

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imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also include financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income. Certain securities purchased under resale agreements are designated as FVO and are measured at fair value with changes therein recognized in FVO gains (losses), net.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired

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classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates. While our derivative trading activities are primarily driven by client trading activities, we may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

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Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, and exchange-traded derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows and for hedging certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

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Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated entities are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: i) transferred substantially all the risks and rewards of ownership, or ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We apply the FVO to the commitments and measure them based on an estimate of the commitments expected to be exercised. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the commitments and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

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Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 4 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

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A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of the expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs.

Defined benefit obligations are measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The funded status, which represents the present value of the defined benefit obligation less the fair value of plan assets, is adjusted for unrecognized actuarial gains and losses and unvested past service costs, to arrive at the net defined benefit asset or liability which is included in Other assets or Other liabilities, respectively.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on the fair value of plan assets at the beginning of the reporting period.

Past service costs from plan amendments are recognized in the year that they arise to the extent that the associated benefits are fully vested. Unvested past service costs are amortized on a straight-line basis over the vesting period of the associated benefits.

Net actuarial gains and losses that arise are recognized based on the “corridor” approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are recognized in the consolidated statement of income over the expected average remaining service life of employees participating in the plan.

The expected average remaining service life of employees participating in our defined benefit pension plans is 8 years (2012: 8 years; 2011: 9 years). The expected average remaining service life of employees participating in our other post-employment benefit plans is 8 years (2012: 8 years; 2011: 8 years).

The net defined benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). In order to calculate the present value of economic benefits, consideration is given to minimum funding requirements that apply to the plan. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. A change in the asset ceiling limit is not recognized in the consolidated statement of income to the extent that the gain or loss arises solely as a result of actuarial gains or losses.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the

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consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management and custodial fees are primarily investment, estate and trust management fees that are based on the respective value of the assets under management or custody and are recognized over the period that the related services are provided. As a result, any prepaid fees are deferred and amortized over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted earnings per share (EPS) for our ordinary common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is determined as net income attributable to CIBC common shareholders plus dividends and premiums on non-dilutive preferred shares classified as equity, divided by the weighted average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of: (i) exercising the stock options based on the treasury stock method, and (ii) converting convertible preferred shares to common shares based on their redemption value. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

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Note 2	Fair value of financial instruments

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date (i.e. the exit price) in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.

Where active markets exist, unadjusted quoted market prices are used to calculate fair value and we classify the fair value as Level 1. Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate. When financial assets and liabilities have offsetting market risks, we use mid-market prices as a basis for establishing fair values for the offsetting risk positions and apply the bid or ask price to the net open position, as appropriate.

Quoted market prices are not available for a significant portion of our financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.

Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. When all significant inputs used in a valuation model are observable, the fair value is classified as Level 2. When one or more significant inputs used in a valuation model are non-observable, the fair value is classified as Level 3. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

Methods and assumptions

Financial instruments with fair value equal to carrying value

Where we consider any difference between fair and carrying values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their carrying values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements of a short-term nature; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; and certain other financial liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that are derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

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Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLO) and collateralized debt obligations (CDO) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, and accounts receivable.

The fair value of other assets is primarily assumed to be at cost or amortized cost as we consider any difference to be insignificant.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Capital Trust securities

The fair value of Capital Trust securities is determined based on quoted market prices.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect observed market practice of pricing collateralized derivatives using the overnight index swap (OIS) curve, we amended our valuation approach in 2012 to use OIS curves as the discount rate in place of the London Interbank Offered Rate (LIBOR). Market practices continue to evolve concerning the use of and construction of OIS curves that best reflect the nature of the underlying collateral and as a result additional valuation adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

We also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial

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guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of individual and collective allowances and, hence, no further adjustments are made.

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2013	Financial assets
	Cash and deposits with banks	$6,268	$111	$–	$6,379	$6,379	$–
	Securities	–	44,355	27,627	71,982	71,982	–
	Cash collateral on securities borrowed	3,417	–	–	3,417	3,417	–
	Securities purchased under resale agreements	25,311	–	–	25,311	25,311	–
	Loans
	Residential mortgages	150,778	–	–	150,778	150,924	146
	Personal	33,990	–	–	33,990	33,991	1
	Credit card	14,255	–	–	14,255	14,255	–
	Business and government	45,420	2,211	–	47,631	47,630	(1)
	Derivative instruments	–	19,947	–	19,947	19,947	–
	Customers’ liability under acceptances	9,720	–	–	9,720	9,720	–
	Other assets	4,747	–	–	4,747	4,747	–
	Financial liabilities
	Deposits
	Personal	125,034	–	–	125,034	124,995	(39)
	Business and government	131,336	1,764	–	133,100	133,496	396
	Bank	5,592	–	–	5,592	5,592	–
	Secured borrowings	49,450	352	–	49,802	49,958	156
	Derivative instruments	–	19,724	–	19,724	19,724	–
	Acceptances	9,721	–	–	9,721	9,721	–
	Obligations related to securities sold short	–	13,327	–	13,327	13,327	–
	Cash collateral on securities lent	2,099	–	–	2,099	2,099	–
	Capital Trust securities	1,594	44	–	1,638	2,138	500
	Obligations related to securities sold under repurchase agreements	4,887	–	–	4,887	4,887	–
	Other liabilities	7,128	2	–	7,130	7,130	–
	Subordinated indebtedness	4,228	–	–	4,228	4,550	322
2012	Financial assets
	Cash and deposits with banks	$4,727	$–	$–	$4,727	$4,727	$–
	Securities	–	40,634	24,700	65,334	65,334	–
	Cash collateral on securities borrowed	3,311	–	–	3,311	3,311	–
	Securities purchased under resale agreements	25,125	38	–	25,163	25,163	–
	Loans
	Residential mortgages	149,985	–	–	149,985	150,539	554
	Personal	34,856	–	–	34,856	34,866	10
	Credit card	14,570	–	–	14,570	14,570	–
	Business and government	41,980	905	–	42,885	42,915	30
	Derivative instruments	–	27,039	–	27,039	27,039	–
	Customers’ liability under acceptances	10,436	–	–	10,436	10,436	–
	Other assets	5,858	–	–	5,858	5,857	(1)
	Financial liabilities
	Deposits
	Personal	118,153	–	–	118,153	118,255	102
	Business and government	123,567	1,488	–	125,055	125,584	529
	Bank	4,723	–	–	4,723	4,723	–
	Secured borrowings	52,048	365	–	52,413	52,699	286
	Derivative instruments	–	27,091	–	27,091	27,091	–
	Acceptances	10,481	–	–	10,481	10,481	–
	Obligations related to securities sold short	–	13,035	–	13,035	13,035	–
	Cash collateral on securities lent	1,593	–	–	1,593	1,593	–
	Capital Trust securities	1,641	37	–	1,678	2,158	480
	Obligations related to securities sold under repurchase agreements	6,631	–	–	6,631	6,631	–
	Other liabilities	7,398	6	–	7,404	7,404	–
	Subordinated indebtedness	4,823	–	–	4,823	5,242	419

CIBC 2013 ANNUAL REPORT	107

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2013			2012
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$66	$34	$32	$95	$112	$(17)
	– Swap contracts	12,356	12,110	246	17,971	18,241	(270)
	– Purchased options	166	–	166	363	–	363
	– Written options	-	175	(175)	–	424	(424)
		12,588	12,319	269	18,429	18,777	(348)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
		–	–	–	–	–	–
Total interest rate derivatives		12,588	12,319	269	18,429	18,777	(348)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	1,116	1,052	64	1,180	941	239
	– Swap contracts	2,764	2,580	184	3,538	3,170	368
	– Purchased options	115	–	115	118	–	118
	– Written options	–	104	(104)	–	147	(147)
		3,995	3,736	259	4,836	4,258	578
Total foreign exchange derivatives		3,995	3,736	259	4,836	4,258	578
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	46	(46)	–	65	(65)
	– Credit default swap contracts – protection purchased	261	8	253	591	5	586
	– Credit default contracts – protection sold	–	359	(359)	–	1,245	(1,245)
Total credit derivatives		261	413	(152)	591	1,315	(724)
Equity derivatives
Over-the-counter		283	1,660	(1,377)	193	936	(743)
Exchange-traded		129	120	9	34	18	16
Total equity derivatives		412	1,780	(1,368)	227	954	(727)
Precious metal derivatives
Over-the-counter		28	22	6	15	13	2
Exchange-traded		–	8	(8)	7	18	(11)
Total precious metal derivatives		28	30	(2)	22	31	(9)
Other commodity derivatives
Over-the-counter		460	338	122	335	506	(171)
Exchange-traded		117	126	(9)	193	102	91
Total other commodity derivatives		577	464	113	528	608	(80)
Total held for trading		17,861	18,742	(881)	24,633	25,943	(1,310)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	1,175	549	626	1,828	848	980
	– Purchased options	1	–	1	1	–	1
	– Written options	–	–	–	–	–	–
		1,176	549	627	1,829	848	981
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		1,176	549	627	1,829	848	981
Foreign exchange derivatives
Over-the-counter	– Forward contracts	61	14	47	103	9	94
	– Swap contracts	756	416	340	447	288	159
	– Written options	–	–	–	–	1	(1)
		817	430	387	550	298	252
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		817	430	387	550	298	252
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	33	–	33	–	–	–
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		33	–	33	–	–	–
Equity derivatives
Over-the-counter		60	3	57	27	2	25
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		60	3	57	27	2	25
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		2,086	982	1,104	2,406	1,148	1,258
Total fair value		19,947	19,724	223	27,039	27,091	(52)
Less: effect of master netting agreements		(14,551)	(14,551)	–	(20,070)	(20,070)	–
		$5,396	$5,173	$223	$6,969	$7,021	$(52)
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$15,190	$15,345	$(155)	$18,176	$18,317	$(141)
	– Foreign exchange derivatives	5,061	4,589	472	5,309	5,050	259
	– Credit derivatives	425	626	(201)	819	1,577	(758)
	– Equity derivatives	369	1,128	(759)	349	993	(644)
	– Precious metal derivatives	40	33	7	69	65	4
	– Other commodity derivatives	556	476	80	719	636	83
		$21,641	$22,197	$(556)	$25,441	$26,638	$ (1,197)

(1)	Average fair value represents monthly averages.

108	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2013	Total 2012
$ millions, as at October 31	2013	2012	2013	2012	2013	2012
Financial assets
Deposits with banks	$–	$–	$111	$–	$–	$–	$111	$–
Trading securities
Government issued or guaranteed	$2,053	$2,052	$7,378	$8,468	$–	$–	$9,431	$10,520
Corporate equity	27,169	23,693	3,707	3,600	–	–	30,876	27,293
Corporate debt	–	–	2,360	1,351	–	–	2,360	1,351
Mortgage- and asset-backed	–	–	564	538	837	628	1,401	1,166
	$29,222	$25,745	$14,009	$13,957	$837	$628	$44,068	$40,330
Trading loans
Business and government (1)	$–	$–	$2,211	$893	$–	$12	$2,211	$905
AFS securities
Government issued or guaranteed	$1,162	$1,889	$14,625	$15,389	$–	$–	$15,787	$17,278
Corporate equity	29	14	9	1	618	639	656	654
Corporate debt	–	–	7,967	4,977	9	21	7,976	4,998
Mortgage- and asset-backed	–	–	2,922	1,060	286	710	3,208	1,770
	$1,191	$1,903	$25,523	$21,427	$913	$1,370	$27,627	$24,700
FVO securities
Government issued or guaranteed	$–	$–	$44	$47	$–	$–	$44	$47
Corporate debt	–	–	96	87	–	–	96	87
Asset-backed	–	–	–	–	147	170	147	170
	$–	$–	$140	$134	$147	$170	$287	$304
FVO securities purchased under resale agreements	$–	$–	$–	$38	$–	$–	$–	$38
Derivative instruments
Interest rate	$–	$12	$13,718	$20,166	$46	$80	$13,764	$20,258
Foreign exchange	–	–	4,812	5,386	–	–	4,812	5,386
Credit	–	–	–	–	294	591	294	591
Equity	129	33	342	209	1	12	472	254
Precious metal	–	7	28	15	–	–	28	22
Other commodity	117	193	460	335	–	–	577	528
	$246	$245	$19,360	$26,111	$341	$683	$19,947	$27,039
Total financial assets	$30,659	$27,893	$61,354	$62,560	$2,238	$2,863	$94,251	$93,316
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(1,773)	$(1,483)	$(737)	$(597)	$(2,510)	$(2,080)
Obligations related to securities sold short	(9,099)	(6,805)	(4,228)	(6,230)	–	–	(13,327)	(13,035)
	$(9,099)	$(6,805)	$(6,001)	$(7,713)	$(737)	$(597)	$(15,837)	$(15,115)
Derivative instruments
Interest rate	$–	$–	$(12,820)	$(19,540)	$(48)	$(85)	$(12,868)	$(19,625)
Foreign exchange	–	–	(4,166)	(4,556)	–	–	(4,166)	(4,556)
Credit	–	–	–	–	(413)	(1,315)	(413)	(1,315)
Equity	(120)	(18)	(1,650)	(936)	(13)	(2)	(1,783)	(956)
Precious metal	(8)	(18)	(22)	(13)	–	–	(30)	(31)
Other commodity	(126)	(101)	(338)	(507)	–	–	(464)	(608)
	$(254)	$(137)	$(18,996)	$(25,552)	$(474)	$(1,402)	$(19,724)	$(27,091)
Total financial liabilities	$(9,353)	$(6,942)	$(24,997)	$(33,265)	$(1,211)	$(1,999)	$(35,561)	$(42,206)

(1)	Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Comprises FVO deposits of $1,764 million (2012: $1,488 million), FVO secured borrowings of $352 million (2012: $365 million), bifurcated embedded derivatives of $348 million (2012: $184 million), FVO other liabilities of $2 million (2012: $3 million), and other financial liabilities measured at fair value of $44 million (2012: $40 million).

Transfer into and out of Level 3 can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $22 million of corporate equities and $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2, and $8 million of certain bifurcated embedded derivatives, $2 million of derivative assets, and $1 million of derivative liabilities from Level 2 to Level 3.

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $196 million (2012: $199 million; 2011: $310 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC 2013 ANNUAL REPORT	109

Consolidated financial statements

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2013
Trading securities
Mortgage- and asset-backed	$628	$138	$171	$–	$–	$–	$162	$–	$–	$(262)	$837
Trading loans
Business and government	12	8	–	–	–	–	–	–	(20)	–	–
AFS securities
Corporate equity	639	81	(39)	28	–	(22)	93	–	(162)	–	618
Corporate debt	21	15	1	(5)	–	–	–	–	(23)	–	9
Mortgage- and asset-backed	710	7	–	(7)	–	–	2	–	–	(426)	286
FVO securities
Asset-backed	170	15	23	–	–	–	–	–	–	(61)	147
Derivative assets
Interest rate	80	10	(11)	–	–	–	–	–	(18)	(15)	46
Credit	591	(29)	(90)	–	–	–	–	–	–	(178)	294
Equity	12	–	(1)	–	2	–	–	–	–	(12)	1
Total assets	$2,863	$245	$54	$16	$2	$(22)	$257	$–	$(223)	$(954)	$2,238
Deposits and other liabilities (3)	$(597)	$(39)	$(199)	$–	$(8)	$12	$–	$(40)	$2	$132	$(737)
Derivative instruments
Interest rate	(85)	(12)	14	–	–	–	–	–	18	17	(48)
Credit	(1,315)	43	92	–	–	–	–	–	–	767	(413)
Equity	(2)	–	(2)	–	(1)	–	–	(8)	–	–	(13)
Total liabilities	$(1,999)	$(8)	$(95)	$–	$(9)	$12	$–	$(48)	$20	$916	$(1,211)
2012
Trading securities
Mortgage- and asset-backed	$559	$44	$90	$–	$–	$–	$18	$–	$–	$(83)	$628
Trading loans
Business and government	11	–	1	–	–	–	–	–	–	–	12
AFS securities
Corporate equity	718	48	(23)	7	–	–	43	–	(154)	–	639
Corporate debt	9	44	(2)	(6)	–	–	–	–	(20)	(4)	21
Mortgage- and asset-backed	1,325	2	–	(8)	–	–	284	–	(175)	(718)	710
FVO securities
Asset-backed	198	32	30	–	–	–	–	–	(18)	(72)	170
Derivative assets
Interest rate	80	8	3	–	–	–	–	–	–	(11)	80
Credit	1,019	(16)	(303)	–	–	–	–	–	–	(109)	591
Equity	10	(2)	2	–	–	–	–	–	–	2	12
Total assets	$3,929	$160	$(202)	$(7)	$–	$–	$345	$–	$(367)	$(995)	$2,863
Deposits and other liabilities (3)	$(955)	$(2)	$(35)	$–	$–	$372	$(3)	$(37)	$7	$56	$(597)
Derivative instruments
Interest rate	(84)	(12)	(3)	–	–	–	–	–	–	14	(85)
Credit	(1,787)	43	250	–	–	–	–	–	–	179	(1,315)
Equity	(48)	–	–	–	–	–	–	–	–	46	(2)
Other commodity	(18)	–	–	–	–	–	–	–	–	18	–
Total liabilities	$(2,892)	$29	$212	$–	$–	$372	$(3)	$(37)	$7	$313	$(1,999)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits $557 million (2012: $472 million) and bifurcated embedded derivatives $180 million (2012: $122 million).

110	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business. The effect of changing one or more of the Level 3 inputs used to fair value our significant Level 3 financial assets and liabilities to reasonably alternative assumptions would change the fair value significantly as described below.

Within our structured credit run-off business our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations, corporate debt and other. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, trading loans and derivatives. These fair values are generally derived from and are sensitive to indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates, discount rates and credit spreads as key inputs. The fair value of the credit derivatives is also sensitive to credit valuation adjustments for counterparty risk. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this analysis. The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates, discount rates and credit spreads to reasonably possible alternatives would increase fair values by up to $66 million or decrease fair values by up to $69 million.

As at October 31, 2013, the fair value of our investment in private corporate equity primarily consists of $409 million of investments in investment funds as a limited partner (LP) and $209 million of investments in private companies. The fair value of our LPs is determined based on the net asset value (NAV) provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the NAV and by adjusting the NAV within a reasonable possible range, the aggregate fair value of our LPs would increase by $33 million or decrease by $33 million. The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company specific factors. The fair value of private companies is sensitive to changes in the multiple we apply and by adjusting the multiple within a reasonable possible range, the aggregate fair value for our investment in private companies would increase by $53 million or decrease by $28 million.

As at October 31, 2013, the fair value of our ABS of $283 million is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. By adjusting these non-observable inputs, the fair value would increase by $15 million or decrease by $15 million.

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO securities purchased under resale agreements include certain collateralized loans (classified as securities purchased under resale agreements on the consolidated balance sheet) that are economically hedged by derivatives. There is no credit risk associated with these FVO assets. As at October 31, 2013, the carrying amount and the maximum exposure to credit risk of our FVO securities purchased under resale agreements were nil (2012: $38 million).

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail customers to provide mortgages at fixed rates are economically hedged with derivatives and other financial instruments.

The fair value of a FVO financial liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe the fair value is influenced by changes in our credit risk from the note holders’ perspective, the amount of change in the fair value that is attributable to changes in our own credit spread is calculated based on broker quotes we obtain for our own credit spread at the inception of the FVO liabilities and as at the end of each reporting period. Changes in our own credit risk had an insignificant impact on the determination of the fair value of the FVO deposits and other liabilities.

The carrying amount of FVO deposits would have been $1 million lower (2012: $5 million lower) had the deposits been carried on a contractual settlement amount.

CIBC 2013 ANNUAL REPORT	111

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2013

Aeroplan Agreements

On September 16, 2013, CIBC announced that it reached tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD).

Under the terms of the 10-year agreement with Aimia, CIBC will continue to be an issuer of Aeroplan related travel credit cards.

CIBC will sell to TD approximately 50% of its existing Aerogold VISA portfolio, consisting primarily of credit card only customers, while CIBC will retain the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio being divested by CIBC is expected to consist of approximately $3.4 billion of credit card receivables. Upon closing, CIBC will receive a cash payment from TD that will be equal to the credit card receivables outstanding being acquired by TD.

CIBC will also receive upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC will continue to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for migration of Aeroplan credit card accounts.

•	CIBC expects to receive annual commercial subsidy payments from TD of approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

•	CIBC will work with TD under an interim servicing agreement to effect a smooth transition of the cardholders moving to TD.

The closing, which is expected to occur in late December 2013, is subject to customary closing conditions, including receipt of necessary rating agency approvals in respect of CARDS II Trust. In conjunction with the Aimia agreement, CIBC has also agreed that, upon closing of the transactions contemplated by the purchase agreement, CIBC will fully release Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$23 billion in assets under management (AUM), provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in the first quarter of fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management strategic business unit (SBU).

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had AUM of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the current year. CIBC’s other businesses in Asia were unaffected by this transaction.

2012

Investment in TMX Group Limited

CIBC completed funding of its $194 million equity commitment in Maple Group Acquisition Corporation (Maple). The equity commitment from CIBC and other investors, coupled with CIBC’s participation in a $1.9 billion syndicated credit facility, provided the necessary financing to support Maple’s acquisition of 80% of the outstanding shares of TMX Group Inc. (TMX Group). On September 14, 2012, Maple completed the acquisition of the remaining 20% of outstanding TMX Group shares in a one-for-one exchange for Maple shares.

Maple also acquired 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited during the fourth quarter. CIBC recognized a combined gain, net of associated expenses, of $24 million ($19 million after-tax) on the sale of its interests in these entities.

Maple was subsequently renamed “TMX Group Limited”.

As a result of the above, CIBC owns 6.7% of TMX Group Limited and has a nominee on its board of directors. CIBC follows the equity method to account for this investment, and our share in the results of TMX Group Limited is included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisitions

Acquisition of Griffis & Small, LLC

On August 31, 2012, CIBC completed the acquisition of the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of MFS McLean Budden

On September 7, 2012, CIBC completed the acquisition of the private wealth management business of MFS McLean Budden, which had approximately $1.4 billion in AUM for high-net-worth individuals and families, endowments and foundations. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wealth Management SBU for the period subsequent to the acquisition.

The acquisition of the business of Griffis & Small, LLC and the private wealth management business of MFS McLean Budden resulted in the recognition of aggregate goodwill and finite-lived intangible assets of $32 million.

112	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2013 Total		2012 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$209	0.9%	$5,111	2.4%	$1,483	2.7%	$–	–%	$–	–%	$6,803	2.4%	$6,765	2.3%
Other Canadian governments	242	1.4	951	1.6	2,673	3.1	92	3.1	–	–	3,958	2.6	4,223	2.7
U.S. Treasury and agencies	731	0.2	1,170	0.9	877	1.1	56	0.8	–	–	2,834	0.8	4,399	0.6
Other foreign governments	993	2.0	633	3.4	336	5.9	230	5.4	–	–	2,192	3.3	1,891	3.9
Mortgage-backed securities (2)	85	1.0	2,331	1.7	2	1.7	486	0.7	–	–	2,904	1.5	1,023	2.0
Asset-backed securities	–	–	286	2.8	18	0.8	–	–	–		304	2.7	747	3.1
Corporate public debt	2,691	1.1	5,132	1.7	106	5.1	38	7.8	–	–	7,967	1.5	4,989	1.8
Corporate private debt	–	–	8	10.0	1	10.0	–	–	–	–	9	10.0	9	9.0
Total debt securities	4,951		15,622		5,496		902		–		26,971		24,046
Corporate public equity	–	–	–	–	–	–	–	–	30	–	30	n/m	16	n/m
Corporate private equity	–	–	–	–	–	–	–	–	626	–	626	n/m	638	n/m
Total equity securities	–		–		–		–		656		656		654
Total AFS securities	$4,951		$15,622		$5,496		$902		$656		$27,627		$24,700
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,081		$1,510		$637		$208		$–		$3,436		$4,017
Other Canadian governments	958		1,639		1,197		1,697		–		5,491		5,543
U.S. Treasury and agencies	26		203		15		100		–		344		784
Other foreign governments	13		108		13		26		–		160		176
Mortgage-backed securities (3)	19		298		8		23		–		348		275
Asset-backed securities	17		208		45		783		–		1,053		891
Corporate public debt	932		941		242		245		–		2,360		1,351
Corporate public equity	–		–		–		–		30,876		30,876		27,293
Total trading securities	$3,046		$4,907		$2,157		$3,082		$30,876		$44,068		$40,330
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$44		$–		$44		$47
Asset-backed securities	–		–		–		147		–		147		170
Corporate public debt	–		96		–		–		–		96		87
Total FVO securities	$–		$96		$–		$191		$–		$287		$304
Total securities (4)	$7,997		$20,625		$7,653		$4,175		$31,532		$71,982		$65,334

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $2,356 million (2012: $482 million) and fair value of $2,365 million (2012: $492 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $4 million (2012: $8 million) and fair value of $4 million (2012: $8 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $531 million (2012: $511 million) and fair value of $532 million (2012: $518 million).
(3)	Includes securities backed by mortgages insured by the CMHC of $315 million (2012: $273 million).
(4)	Includes securities denominated in U.S. dollars with carrying value of $15.4 billion (2012: $14.3 billion) and securities denominated in other foreign currencies with carrying value of $613 million (2012: $570 million).
n/m	Not meaningful.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the years ended October 31, 2013, 2012 and 2011, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at October 31	2013		2012
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$2,746	$2,781	$3,864	$3,940
Trading assets previously reclassified to AFS	7	7	14	14
Total financial assets reclassified	$2,753	$2,788	$3,878	$3,954

$ millions, for the year ended October 31	2013	2012	2011
Net income (before taxes) recognized on assets reclassified:
Interest income	$71	$97	$104
Impairment write-downs	(14)	(34)	(25)
	$57	$63	$79
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made:
On trading assets previously reclassified to loans and receivables	$22	$62	$(16)
On trading assets previously reclassified to AFS	–	(1)	4
	$22	$61	$(12)

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

CIBC 2013 ANNUAL REPORT	113

Consolidated financial statements

Fair value of AFS securities

$ millions, as at October 31				2013				2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,770	$34	$(1)	$6,803	$6,683	$84	$(2)	$6,765
Other Canadian governments	3,925	34	(1)	3,958	4,197	28	(2)	4,223
U.S. Treasury and agencies	2,856	5	(27)	2,834	4,393	14	(8)	4,399
Other foreign governments	2,193	17	(18)	2,192	1,885	24	(18)	1,891
Mortgage-backed securities	2,894	12	(2)	2,904	1,004	19	–	1,023
Asset-backed securities	299	5	–	304	736	11	–	747
Corporate public debt	7,927	57	(17)	7,967	4,938	69	(18)	4,989
Corporate private debt	5	4	–	9	5	4	–	9
Corporate public equity	12	18	–	30	5	11	–	16
Corporate private equity	363	263	–	626	378	260	–	638
	$27,244	$449	$ (66)	$27,627	$24,224	$524	$(48)	$24,700

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

						2013						2012
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$324	$(1)	$–	$–	$324	$(1)	$1,655	$(2)	$–	$–	$1,655	$(2)
Other Canadian governments	–	–	680	(1)	680	(1)	471	(2)	–	–	471	(2)
U.S. Treasury and agencies	539	(5)	759	(22)	1,298	(27)	1,564	(8)	–	–	1,564	(8)
Other foreign governments	580	(6)	153	(12)	733	(18)	497	(18)	1	–	498	(18)
Mortgage-backed securities	584	(2)	–	–	584	(2)	5	–	–	–	5	–
Asset-backed securities	–	–	–	–	–	–	20	–	–	–	20	–
Corporate public debt	1,437	(12)	196	(5)	1,633	(17)	634	(18)	–	–	634	(18)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	5	–	1	–	6	–	1	–	6	–	7	–
	$3,469	$ (26)	$1,789	$ (40)	$5,258	$ (66)	$4,847	$(48)	$7	$–	$4,854	$(48)

As at October 31, 2013, the amortized cost of 148 AFS securities that are in a gross unrealized loss position (2012: 100 securities) exceeded their fair value by $66 million (2012: $48 million). The securities that have been in a gross unrealized loss position for more than a year include 24 AFS securities (2012: 6 securities), with a gross unrealized loss of $40 million (2012: less than $1 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, impairment reversals, and write-downs on AFS securities:

$ millions, for the year ended October 31	2013	2012	2011
Realized gains	$280	$309	$474
Realized losses	(29)	(23)	(59)
Impairment reversals	–	–	1
Impairment write-downs
Debt securities	–	–	(1)
Equity securities	(39)	(22)	(18)
	$212	$264	$397

114	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at October 31					2013					2012
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$150,938	$1	$159	$160	$150,778	$150,056	$–	$71	$71	$149,985
Personal (3)	34,441	9	442	451	33,990	35,323	8	459	467	34,856
Credit card	14,772	–	517	517	14,255	15,153	–	583	583	14,570
Business and government (4)	48,201	310	260	570	47,631	43,624	467	272	739	42,885
	$248,352	$320	$1,378	$1,698	$246,654	$244,156	$475	$1,385	$1,860	$242,296

(1)	Loans are net of unearned income of $299 million (2012: $327 million).
(2)	Includes gross loans of $22.5 billion (2012: $19.9 billion) denominated in U.S. dollars and $3.1 billion (2012: $3.1 billion) denominated in other foreign currencies.
(3)	Includes $117 million (2012: $133 million), including a non-recourse portion of nil (2012: nil), related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $114 million (2012: $129 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $2,211 million (2012: $905 million).

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Balance at beginning of year	$–	$1	$1	$8	$8	$6	$467	$357	$338	$475	$366	$345
Provision for (reversal of) credit losses	1	(1)	–	1	–	4	166	272	152	168	271	156
Write-offs	–	–	–	–	(1)	(1)	(323)	(134)	(99)	(323)	(135)	(100)
Recoveries	–	–	–	–	–	–	3	3	6	3	3	6
Interest income on impaired loans	–	–	–	–	–	–	(20)	(30)	(34)	(20)	(30)	(34)
Other	–	–	–	–	1	(1)	17	(1)	(6)	17	–	(7)
Balance at end of year	$1	$–	$1	$9	$8	$8	$310	$467	$357	$320	$475	$366

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Balance at beginning of year	$71	$48	$42	$459	$478	$511	$583	$632	$650	$328	$327	$402	$1,441	$1,485	$1,605
Provision for (reversal of) credit losses	119	53	39	295	268	248	499	646	728	40	53	(27)	953	1,020	988
Write-offs	(24)	(20)	(17)	(334)	(310)	(307)	(708)	(826)	(852)	(59)	(57)	(59)	(1,125)	(1,213)	(1,235)
Recoveries	–	–	–	32	30	27	143	131	106	6	6	6	181	167	139
Interest income on impaired loans	(9)	(12)	(13)	(8)	(5)	(1)	–	–	–	–	–	–	(17)	(17)	(14)
Other	2	2	(3)	(2)	(2)	–	–	–	–	5	(1)	5	5	(1)	2
Balance at end of year	$159	$71	$48	$442	$459	$478	$517	$583	$632	$320	$328	$327	$1,438	$1,441	$1,485
Comprises:
Loans	$159	$71	$48	$442	$459	$478	$517	$583	$632	$260	$272	$279	$1,378	$1,385	$1,437
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	60	56	48	60	56	48

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2013				2012
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$483	$1	$88	$394	$472	$–	$45	$427
Personal	221	9	126	86	267	8	176	83
Business and government	843	310	13	520	1,128	467	25	636
Total impaired loans (2)(3)	$1,547	$320	$227	$1,000	$1,867	$475	$246	$1,146

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,211 million (2012: $1,195 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans was $1,723 million (2012: $1,905 million).
(3)	Foreclosed assets of $24 million (2012: $44 million) were included in Other assets on the consolidated balance sheet.

CIBC 2013 ANNUAL REPORT	115

Consolidated financial statements

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2013 Total	2012 Total
Residential mortgages	$1,636	$641	$232	$2,509	$2,732
Personal	453	94	20	567	564
Credit card	667	180	108	955	1,060
Business and government	137	96	25	258	284
	$2,893	$1,011	$385	$4,289	$4,640

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $110 million (2012: $128 million), of which $26 million (2012: $34 million) was in Canada and $84 million (2012: $94 million) was outside Canada. During the year, interest recognized on impaired loans was $37 million (2012: $47 million); and interest recognized on loans before being classified as impaired was $56 million (2012: $69 million), of which $46 million (2012: $53 million) was in Canada and $10 million (2012: $16 million) was outside Canada.

Credit quality of the loans portfolio

The following tables provide the credit quality of the business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31
	Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total
2013	Investment grade	00 – 47	0.01% – 0.42%	$20,684	$1,778	$639	$23,101
	Non-investment grade	51 – 67	0.43% – 12.11%	22,692	415	126	23,233
	Watch list	70 – 80	12.12% – 99.99%	525	–	–	525
	Default	90	100%	379	–	–	379
	Total advanced internal ratings-based (AIRB) exposure			$44,280	$2,193	$765	$47,238
	Strong			$6,274	$37	$3	$6,314
	Good			372	–	–	372
	Satisfactory			234	–	–	234
	Weak			58	–	–	58
	Default			–	–	–	–
	Total slotted exposure			$6,938	$37	$3	$6,978
	Standardized exposure			$2,858	$216	$308	$3,382
				$54,076	$2,446	$1,076	$57,598
	Less: collective allowance (1)						247
	Net business and government loans and acceptances (2)						57,351
2012	Investment grade	00 – 47	0.01% – 0.42%	$18,156	$1,834	$585	$20,575
	Non-investment grade	51 – 67	0.43% – 12.11%	20,635	385	38	21,058
	Watch list	70 – 80	12.12% – 99.99%	791	–	–	791
	Default	90	100%	502	–	–	502
	Total AIRB exposure			$40,084	$2,219	$623	$42,926
	Strong			$6,592	$41	$5	$6,638
	Good			318	–	–	318
	Satisfactory			77	–	–	77
	Weak			63	–	–	63
	Default			–	–	–	–
	Total slotted exposure			$7,050	$41	$5	$7,096
	Standardized exposure			$3,045	$288	$213	$3,546
				$50,179	$2,548	$841	$53,568
	Less: collective allowance (1)						$247
	Net business and government loans and acceptances (2)						$53,321

(1)	Comprises the collective allowance related to business and government loans that are less than 90 days delinquent.
(2)	Includes customers’ liability under acceptances of $9,720 million (2012: $10,436 million).

116	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Net retail loans

$ millions, for the year ended October 31
	Risk level	PD bands	Residential mortgages	Personal	Cards	Total
2013	Exceptionally low	0.01% – 0.20%	$132,918	$15,854	$3,715	$152,487
	Very low	0.21% – 0.50%	5,212	2,192	1,599	9,003
	Low	0.51% – 2.00%	8,157	9,203	5,739	23,099
	Medium	2.01% – 10.00%	1,499	6,139	2,823	10,461
	High	10.01% – 99.99%	269	358	765	1,392
	Default	100%	64	158	–	222
	Total AIRB exposure		$148,119	$33,904	$14,641	$196,664
	Strong		$598	$–	$–	$598
	Good		57	–	–	57
	Satisfactory		18	–	–	18
	Weak		–	–	–	–
	Default		1	–	–	1
	Total slotted exposure		$674	$–	$–	$674
	Standardized exposure		$2,056	$402	$131	$2,589
	Less: collective allowance (1)		$71	$316	$517	$904
	Net retail loans		$150,778	$33,990	$14,255	$199,023
2012	Exceptionally low	0.01% – 0.20%	$128,671	$19,937	$4,369	$152,977
	Very low	0.21% – 0.50%	11,062	1,512	1,843	14,417
	Low	0.51% – 2.00%	6,233	9,256	4,074	19,563
	Medium	2.01% – 10.00%	1,050	3,490	2,568	7,108
	High	10.01% – 99.99%	158	387	747	1,292
	Default	100%	61	115	–	176
	Total AIRB exposure		$147,235	$34,697	$13,601	$195,533
	Strong		$570	$–	$–	$570
	Good		38	–	–	38
	Satisfactory		19	–	–	19
	Weak		–	–	–	–
	Default		–	–	–	–
	Total slotted exposure		$627	$–	$–	$627
	Standardized exposure		$2,149	$442	$1,552	$4,143
	Less: collective allowance (1)		$26	$283	$583	$892
	Net retail loans		$149,985	$34,856	$14,570	$199,411

(1)	Comprises the collective allowance related to credit card loans; and personal loans and mortgages that are less than 90 days delinquent.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2013	2012 (1)	2011
Interest income	$11,811	$11,907	$12,033
Interest expense	4,356	4,581	4,971
Net interest income	7,455	7,326	7,062
Provision for credit losses	1,121	1,291	1,144
Net interest income after provision for credit losses	$6,334	$6,035	$5,918

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

CIBC 2013 ANNUAL REPORT	117

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include SPEs, which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Consolidated structured entities

We consolidate the following structured entities:

CIBC sponsored conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABCP.

Residential mortgage securitization trusts

Clear Trust (Clear) originates Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sells these mortgages to Crisp Trust (Crisp). Crisp funds the purchase of these mortgages through the issuance of commercial paper to third-party investors, which is secured by the mortgages. We provide cash reserves and liquidity facilities to Crisp that require us to provide funding, subject to the satisfaction of certain conditions.

The commercial paper liabilities are presented as Secured borrowings within Deposits on the consolidated balance sheet. We hold all of the outstanding commercial paper.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sell credit card receivables to Broadway Trust (Broadway). Broadway purchases credit card receivables associated with explicitly identified individual accounts with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II and Broadway in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2013, $4.6 billion of credit card receivable assets with a fair value of $4.7 billion (2012: $5.0 billion with a fair value of $5.0 billion) supported associated funding liabilities of $4.6 billion with a fair value of $4.7 billion (2012: $4.9 billion with a fair value of $5.0 billion).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

Covered bond guarantor

We have two covered bond programs. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which investors enjoy a priority claim in the event of CIBC’s insolvency. Under one program we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership (Guarantor) that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal, if CIBC were to become insolvent. As at October 31, 2013, $11.9 billion of mortgages with a fair value of $11.9 billion (2012: $14.6 billion with a fair value of $14.7 billion) supported associated covered bond liabilities of $11.7 billion with a fair value of $11.8 billion (2012: $13.9 billion with a fair value of $14.0 billion).

During the year we established a second covered bond program under which we transferred a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal, if CIBC were to become insolvent. As at October 31, 2013, $2.0 billion of mortgages with a fair value of $2.0 billion supported associated covered bond liabilities of $1.9 billion with a fair value of $1.9 billion.

For both covered bond programs, the assets are owned by the Guarantor entities and not CIBC.

Non-consolidated structured entities

The following structured entities are not consolidated by CIBC:

CIBC sponsored conduits

We sponsor a single-seller conduit and several non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

118	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

All fees earned in respect of activities with the conduits are on a market basis.

CIBC structured CDO vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles – structured credit run-off, we have investments in and liquidity facilities with third-party SPEs through our treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

	CIBC sponsored conduits	CIBC structured CDO vehicles	Third-party structured vehicles		Pass-through investment structures	Commercial mortgage securitization trust
$ millions, as at October 31, 2013			Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$9	$7	$823	$237	$3,090	$5
AFS securities	–	2	–	303	–	–
FVO securities	–	–	141	–	–	–
Loans	81	126	2,492	–	–	–
Derivatives (2)	–	–	–	–	45	–
	$90	$135	$3,456	$540	$3,135	$5
October 31, 2012	$103	$232	$4,313	$1,004	$2,259	$1
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–	$13	$355	$–	$209	$–
October 31, 2012	$–	$23	$1,198	$–	$151	$–
Maximum exposure to loss, net of hedges
Investment and loans	$90	$135	$3,456	$540	$3,090	$5
Notional of written derivatives, less fair value losses	–	121	2,611	–	–	–
Liquidity and credit facilities	2,151	43	236	–	–	–
Less: hedges of investments, loans and written derivatives exposure	–	(202)	(5,333)	–	(3,090)	–
	$2,241	$97	$970	$540	$–	$5
October 31, 2012 (3)	$1,737	$100	$1,360	$1,027	$–	$1

(1)	Excludes structured entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.
(3)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored

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Consolidated financial statements

securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$30,508	$30,538	$32,409	$32,528
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,159	1,159	1,795	1,795
Securities lent for securities collateral (2)(3)	11,793	11,793	5,324	5,324
	$43,460	$43,490	$39,528	$39,647
Carrying amount of associated liabilities (4)	$44,586	$44,538	$40,762	$40,830

(1)	Includes $7.2 billion (2012: $4.0 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1,126 million (2012: $1,196 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $25.2 billion with a fair value of $25.2 billion (2012: $22.7 billion with a fair value of $22.8 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2013	Cost
	Balance at beginning of year	$1,210	$981	$733	$778	$3,702
	Additions	22	108	49	92	271
	Disposals (3)	(2)	(190)	(43)	(21)	(256)
	Adjustments (4)	30	4	3	3	40
	Balance at end of year	$1,260	$903	$742	$852	$3,757
2012	Balance at end of year	$1,210	$981	$733	$778	$3,702
2013	Accumulated amortization
	Balance at beginning of year	$454	$750	$337	$478	$2,019
	Amortization and impairment (3)(4)	34	106	38	62	240
	Disposals (3)	(2)	(180)	(41)	(12)	(235)
	Adjustments (5)	8	3	–	3	14
	Balance at end of year	$494	$679	$334	$531	$2,038
2012	Balance at end of year	$454	$750	$337	$478	$2,019
	Net book value
	As at October 31, 2013	$766	$224	$408	$321	$1,719
	As at October 31, 2012	$756	$231	$396	$300	$1,683

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $121 million (2012: $119 million) of work-in-progress not subject to amortization.
(3)	Includes write-offs of fully amortized assets.
(4)	Includes $3 million (2012: nil) of impairment loss relating to leasehold improvements.
(5)	Includes foreign currency translation adjustments.

Gross additions and disposals during the year were: Retail and Business Banking $112 million and $32 million, respectively (2012: $141 million and $231 million, respectively); Wealth Management $8 million and $24 million, respectively (2012: $29 million and $21 million, respectively); Wholesale Banking $3 million and $2 million, respectively (2012: $11 million and $2 million, respectively); and Corporate and Other $148 million and $198 million, respectively (2012: $174 million and $79 million, respectively).

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Consolidated financial statements

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and is considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2013	2012
Balance at beginning of year	$384	$404
Amortization and adjustments (1)	2	20
Balance at end of year	$382	$384

(1)	Includes foreign currency translation adjustments.

Rental income of $72 million (2012: $72 million; 2011: $78 million) was generated from the investment property. Interest expense of $28 million (2012: $28 million; 2011: $28 million) and non-interest expenses of $30 million (2012: $31 million; 2011: $35 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have four CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Wealth Management	Capital markets (1)	Other (1)	Total
2013	Balance at beginning of year	$696	$884	$40	$81	$1,701
	Adjustments (2)	31	–	–	1	32
	Balance at end of year	$727	$884	$40	$82	$1,733
2012	Balance at beginning of year	$694	$879	$40	$64	$1,677
	Acquisitions	–	5	–	17	22
	Adjustments (2)	2	–	–	–	2
	Balance at end of year	$696	$884	$40	$81	$1,701

(1)	Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$11 billion, operates in the Caribbean and is traded as CIBC FirstCaribbean on the stock exchanges of Barbados, Trinidad, Jamaica, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that was estimated using a five year cash flow projection approved by CIBC FirstCaribbean’s management and an estimate of the capital required to be maintained in the region to support ongoing operations. The five year cash flow projection is consistent with CIBC FirstCaribbean’s three year internal plan that was reviewed by its Board of Directors. The forecast reflects the currently challenging economic conditions and an expected recovery in those conditions within the Caribbean region. A terminal growth rate of 2.5% (2.5% as at August 1, 2012) was applied to the years after the five year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (14.25% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2012). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: i) the risk-free rate, ii) an equity risk premium, iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

We determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount as at August 1, 2013. As a result, no impairment charge was recognized. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We have estimated that a 10% decrease in each of the terminal year and subsequent years forecasted cash flows would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $150 million. We have also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $90 million. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities.

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Consolidated financial statements

Wealth Management

The recoverable amount of the Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 13 to 19 for the impairment testing performed as at August 1, 2013.

We have determined that for the impairment testing performed as at August 1, 2013, the estimated recoverable amount of the Wealth Management CGU was in excess of the carrying amount. As a result, no impairment charge was recognized during 2013.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Capital markets and Other

The goodwill relating to the Capital markets and Other CGUs is not considered significant. We have determined that for the impairment testing performed as at August 1, 2013, the estimated recoverable amount of these CGUs was in excess of the carrying amount.

Allocation to SBUs

Goodwill of $1,733 million is allocated to the SBUs as follows: Wealth Management of $884 million (2012: $884 million), Corporate and Other of $776 million (2012: $745 million), Wholesale Banking of $58 million (2012: $57 million) and Retail and Business Banking of $15 million (2012: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brandname (2)	Total
2013	Balance at beginning and end of year	$116	$20	$136
2012	Balance at beginning and end of year	$116	$20	$136

(1)	Represents management contracts purchased as part of past acquisitions.

(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2013	Gross carrying amount
	Balance at beginning of year	$1,817	$244	$50	$78	$2,189
	Additions	210	–	–	–	210
	Disposals (5)	(606)	–	–	–	(606)
	Adjustments (6)	4	11	–	–	15
	Balance at end of year	$1,425	$255	$50	$78	$1,808
2012	Balance at end of year	$1,817	$244	$50	$78	$2,189
2013	Accumulated amortization
	Balance at beginning of year	$1,453	$150	$44	$22	$1,669
	Amortization and impairment (5)(6)	90	12	2	10	114
	Disposals (5)	(604)	–	–	–	(604)
	Adjustments (7)	3	6	–	–	9
	Balance at end of year	$942	$168	$46	$32	$1,188
2012	Balance at end of year	$1,453	$150	$44	$22	$1,669
	Net book value
	As at October 31, 2013	$483	$87	$4	$46	$620
	As at October 31, 2012	$364	$94	$6	$56	$520

(1)	Includes $206 million (2012: $167 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes impairment losses relating to software of $2 million (2012: nil) and customer relationships of $3 million (2012: nil).
(7)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net disposals of $75 million (2012: $10 million); Wealth Management net disposals of $61 million (2012: net additions of $5 million); Wholesale Banking net disposals of $3 million (2012: net additions of $1 million); and Corporate and Other net disposals of $257 million (2012: net additions of $145 million).

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Note 9	Other assets

$ millions, as at October 31	2013	2012
Accrued interest receivable	$702	$746
Defined benefit asset (Note 19)	883	563
Gold and silver certificates	334	406
Brokers’ client accounts	393	373
Current tax receivable	1,756	1,189
Deferred tax asset (Note 20)	383	457
Other prepayments	575	578
Cheques and other items in transit, net	446	28
Derivative collateral receivable	2,727	4,120
Accounts receivable	406	541
Other	453	403
	$9,058	$9,404

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2013 Total	2012 Total
Personal	$8,883	$73,156	$42,995	$125,034	$118,153
Business and government	31,161	21,525	80,414	133,100	125,055
Bank	1,407	7	4,178	5,592	4,723
Secured borrowings (6)	–	–	49,802	49,802	52,413
	$41,451	$94,688	$177,389	$313,528	$300,344
Comprises:
Held at amortized cost				$311,412	$298,491
Designated at fair value				2,116	1,853
				$313,528	$300,344
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$35,670	$29,717
In foreign offices				2,421	2,592
Interest-bearing deposits
In domestic offices				235,764	228,790
In foreign offices				39,673	38,808
U.S. federal funds purchased				–	437
				$313,528	$300,344

(1)	Includes deposits of $68.2 billion (2012: $66.8 billion) denominated in U.S. dollars and deposits of $9.0 billion (2012: $6.5 billion) denominated in other foreign currencies.
(2)	Net of purchased notes $1,131 million (2012: $1,127 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2013	2012
Accrued interest payable	$1,168	$1,315
Defined benefit liability (Note 19)	674	657
Gold and silver certificates	131	139
Brokers’ client accounts	933	809
Derivative collateral payable	2,350	2,937
Other deferred items	420	394
Negotiable instruments	1,189	827
Deferred tax liability (Note 20)	34	37
Accounts payable and accrued expenses	1,084	1,160
Other	2,825	2,396
	$10,808	$10,671

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Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2013		2012
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$17,861	$18,742	$24,633	$25,943
ALM
Designated accounting hedges (Note 13)	1,452	584	1,863	603
Economic hedges (1)	634	398	543	545
	$19,947	$19,724	$27,039	$27,091

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract and ii) contracts that are bilaterally negotiated and then centrally cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through a CCP. During 2013, the industry continued to promote the use of CCPs to clear OTC trades. The trend toward central clearing of derivative contracts will generally facilitate the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCP counterparties.

The remainder of our derivative contracts are exchange-traded derivatives which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a central counterparty.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain total return swaps (TRS).

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a central counterparty.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

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Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for either amounts that are based on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2013		2012
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM (1)	Trading	ALM (1)
Interest rate derivatives
Over-the-counter
Forward rate agreements	$10,525	$1,546	$–	$12,071	$8,252	$3,819	$140,358	$2,399
Centrally cleared forward rate agreements	149,338	11,438	–	160,776	160,776	–	56,702	–
Swap contracts	158,756	331,874	118,058	608,688	472,967	135,721	589,128	219,065
Centrally cleared swap contracts	229,642	334,633	85,399	649,674	560,072	89,602	316,374	16,412
Purchased options	1,038	2,810	2,461	6,309	5,260	1,049	8,419	850
Written options	1,870	1,435	1,123	4,428	4,328	100	6,761	–
	551,169	683,736	207,041	1,441,946	1,211,655	230,291	1,117,742	238,726
Exchange-traded
Futures contracts	37,023	26,569	–	63,592	62,424	1,168	47,886	689
Purchased options	13,755	–	–	13,755	13,755	–	3,750	–
Written options	12,921	–	–	12,921	12,921	–	4,000	–
	63,699	26,569	–	90,268	89,100	1,168	55,636	689
Total interest rate derivatives	614,868	710,305	207,041	1,532,214	1,300,755	231,459	1,173,378	239,415
Foreign exchange derivatives
Over-the-counter
Forward contracts	153,329	7,515	175	161,019	147,788	13,231	124,191	10,537
Swap contracts	22,934	89,698	31,107	143,739	116,805	26,934	117,457	20,919
Purchased options	8,045	324	8	8,377	8,377	–	9,515	–
Written options	11,305	1,016	63	12,384	12,123	261	9,403	142
	195,613	98,553	31,353	325,519	285,093	40,426	260,566	31,598
Exchange-traded
Futures contracts	3	–	–	3	3	–	10	–
Total foreign exchange derivatives	195,616	98,553	31,353	325,522	285,096	40,426	260,576	31,598
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	658	1,587	–	2,245	2,245	–	2,547	–
Credit default swap contracts – protection purchased	2,537	7,552	195	10,284	10,284	–	12,606	34
Centrally cleared credit default swap contracts – protection purchased	–	968	417	1,385	1,385	–	–	–
Credit default swap contracts – protection sold	713	4,551	242	5,506	5,506	–	7,188	–
Centrally cleared credit default swap contracts – protection sold	–	968	125	1,093	1,093	–	–	–
Total credit derivatives	3,908	15,626	979	20,513	20,513	–	22,341	34
Equity derivatives
Over-the-counter	31,918	2,465	76	34,459	33,745	714	27,449	644
Exchange-traded	7,211	1,036	70	8,317	8,317	–	2,287	–
Total equity derivatives	39,129	3,501	146	42,776	42,062	714	29,736	644
Precious metal derivatives
Over-the-counter	1,207	51	–	1,258	1,258	–	1,693	–
Exchange-traded	651	–	–	651	651	–	128	–
Total precious metal derivatives	1,858	51	–	1,909	1,909	–	1,821	–
Other commodity derivatives
Over-the-counter	9,197	10,385	289	19,871	19,871	–	11,770	–
Exchange-traded	11,160	5,829	115	17,104	17,104	–	12,361	87
Total other commodity derivatives	20,357	16,214	404	36,975	36,975	–	24,131	87
Total notional amount of which:	$875,736	$844,250	$239,923	$1,959,909	$1,687,310	$272,599	$1,511,983	$271,778
Over-the-counter (2)	793,012	810,816	239,738	1,843,566	1,572,135	271,431	1,441,561	271,002
Exchange-traded	82,724	33,434	185	116,343	115,175	1,168	70,422	776

(1)	ALM: Asset/liability management.
(2)	For OTC derivatives that are not centrally cleared, $866 billion (2012: $1,184 billion) are with counterparties that have two-way collateral posting arrangements, $26 billion (2012: $26 billion) are with counterparties that have one-way collateral posting arrangements, and $139 billion (2012: $113 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

CIBC 2013 ANNUAL REPORT	125

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximizing trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. Additionally, we will, going forward, clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which, is a bilateral security agreement that among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which thereby assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

126	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

$ millions, as at October 31	2013						2012
	Current replacement cost			Potential future credit equivalent	Credit equivalent amount (2)	Risk- weighted amount	Current replacement cost (1)			Potential future credit equivalent	Credit equivalent amount (2)	Risk- weighted amount
	Trading	ALM	Total				Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$66	$–	$66	$29	$37	$2	$95	$–	$95	$8	$26	$4
Swap contracts	12,356	1,175	13,531	2,623	4,125	1,174	17,966	1,822	19,788	1,851	4,143	1,031
Purchased options	166	1	167	25	29	17	363	1	364	30	41	12
	12,588	1,176	13,764	2,677	4,191	1,193	18,424	1,823	20,247	1,889	4,210	1,047
Exchange-traded	–	–	–	123	123	2	–	–	–	–	–	–
Total interest rate derivatives	12,588	1,176	13,764	2,800	4,314	1,195	18,424	1,823	20,247	1,889	4,210	1,047
Foreign exchange derivatives
Over-the-counter
Forward contracts	1,116	61	1,177	1,216	1,424	398	1,180	103	1,283	1,042	1,292	255
Swap contracts	2,764	756	3,520	3,380	3,397	1,059	3,538	447	3,985	3,267	3,446	604
Purchased options	115	–	115	120	144	42	118	–	118	74	68	24
	3,995	817	4,812	4,716	4,965	1,499	4,836	550	5,386	4,383	4,806	883
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	261	33	294	17	131	101	591	–	591	48	405	255
	261	33	294	17	131	101	591	–	591	48	405	255
Equity derivatives
Over-the-counter	283	60	343	878	901	94	193	27	220	849	752	42
Exchange-traded	129	–	129	269	269	5	–	–	–	–	–	–
	412	60	472	1,147	1,170	99	193	27	220	849	752	42
Precious metal derivatives
Over-the-counter	28	–	28	10	13	4	15	–	15	7	8	4
Exchange-traded	–	–	–	30	30	1	–	–	–	–	–	–
	28	–	28	40	43	5	15	–	15	7	8	4
Other commodity derivatives
Over-the-counter	460	–	460	1,279	1,430	596	335	–	335	660	806	249
Exchange-traded	117	–	117	1,464	1,464	29	–	–	–	–	–	–
	577	–	577	2,743	2,894	625	335	–	335	660	806	249
Total derivatives before netting	17,861	2,086	19,947	11,463	13,517	3,524	24,394	2,400	26,794	7,836	10,987	2,480
Less: effect of master netting agreements			(14,551)						(20,070)
Total derivatives			$5,396	$11,463	$13,517	$3,524			$6,724	$7,836	$10,987	$2,480

(1)	Under Basel II, which was effective until October 31, 2012, exchange traded and centrally cleared contracts with a replacement cost of $245 million were excluded in accordance with OSFI.
(2)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $2,792 million (2012: $3,446 million). The collateral comprises cash of $2,151 million (2012: $2,734 million) and government securities of $641 million (2012: $712 million).

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $49 million (2012: gain of $95 million; 2011: loss of $3 million) against our receivables from financial guarantors. Separately, we recorded a gain of $6 million (2012: gain of less than $1 million; 2011: loss of $100 million) on terminations of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $91 million (2012: $269 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $24 million (2012: $11 million; 2011: $3 million) on our receivables from non-financial guarantors derivative counterparties.

CIBC 2013 ANNUAL REPORT	127

Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2013	2012	2011
Fair value hedges (1)
Gains (losses) on hedging instruments	$(377)	$4	$(231)
Gains (losses) on hedged items attributable to hedged risks	354	(3)	259
	$(23)	$1	$28
Cash flow hedges (2)(3)	$–	$–	$(1)
(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2013, 2012, and 2011.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31	2013			2012
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative
Fair value hedges	$128,008	$1,313	$372	$121,897	$1,814	$538
Cash flow hedges	5,486	139	15	9,914	49	3
NIFO hedges	3,790	–	197	4,397	–	62
	$137,284	$1,452	$584	$136,208	$1,863	$603

In addition, foreign currency denominated deposit liabilities of $53 million (2012: $69 million) and $2.4 billion (2012: $2.2 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
2013	Cash inflows	$–	$–	$–	$–
	Cash outflows	(108)	(88)	(95)	–
	Net cash flow	$(108)	$(88)	$(95)	$–
2012	Net cash flow	$(125)	$(87)	$(121)	$–

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying investment.

128	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31										2013		2012
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)	Par value	Carrying value (2)
9.65		October 31, 2014		November 1, 1999						$ 250	$271	$250	$291
Fixed	(3)	September 23, 2018						TT$195 million		32	32	30	30
5.15	(4)	June 6, 2018		June 6, 2008	June 6, 2013	(5)				–	–	550	552
4.11	(6)	April 30, 2020		April 30, 2010	April 30, 2015	(7)				1,100	1,100	1,100	1,100
3.15	(8)	November 2, 2020			November 2, 2015					1,500	1,500	1,500	1,500
6.00	(9)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600
8.70		May 25, 2029	(10)							25	41	25	45
11.60		January 7, 2031		January 7, 1996						200	200	200	200
10.80		May 15, 2031		May 15, 2021						150	150	150	150
8.70		May 25, 2032	(10)							25	42	25	47
8.70		May 25, 2033	(10)							25	42	25	47
8.70		May 25, 2035	(10)							25	43	25	49
Floating	(11)	July 31, 2084			July 27, 1990		US$	159 million	(12)	165	165	168	168
Floating (13)		August 31, 2085			August 20, 1991			US$44 million	(14)	46	46	52	52
										4,143	4,232	4,700	4,831
Subordinated debt sold short (held) for trading purposes										(4)	(4)	(8)	(8)
										$ 4,139	$4,228	$4,692	$4,823

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.30% above the three-month Canadian dollar bankers’ acceptance rate.
(5)	On this date, we redeemed the outstanding principal amount plus unpaid accrued interest to the redemption date.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(10)	Not redeemable prior to maturity date.
(11)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(12)	US$10 million of this issue was repurchased and cancelled during the year.
(13)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(14)	US$8 million of this issue was repurchased and cancelled during the year.

CIBC 2013 ANNUAL REPORT	129

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value. Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

Pursuant to the normal course issuer bid announced on August 30, 2012, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million during the year ended October 31, 2013. This completed the purchase of all shares pursuant to this normal course issuer bid.

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014. As of October 31, 2013, we purchased and cancelled 923,900 common shares under this bid at an average price of $83.38 for a total amount of $77 million.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2013				2012					2011
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount		$ per share
Common shares (1)	399,249,736	$7,753	$1,523	$3.80	404,484,938	$7,769	$1,470	$3.64	400,534,211	$7,376	$1,391		$3.51
Class A Preferred Shares
Series 18 (2)	–	$–	$–	$–	–	$–	$16	$1.37	12,000,000	$300	$16		$1.38
Series 26	10,000,000	250	14	1.44	10,000,000	250	14	1.44	10,000,000	250	14		1.44
Series 27	12,000,000	300	17	1.40	12,000,000	300	17	1.40	12,000,000	300	17		1.40
Series 28 (3)	–	–	–	–	–	–	–	–	–	–	–	(4)	0.04
Series 29	13,232,342	331	18	1.35	13,232,342	331	18	1.35	13,232,342	331	18		1.35
Series 30 (5)	–	–	–	–	–	–	–		–	–	15		0.90
Series 31 (6)	–	–	–	–	–	–	6	0.29	18,000,000	450	21		1.18
Series 32 (7)	–	–	–	–	–	–	7	0.56	12,000,000	300	14		1.13
Series 33	12,000,000	300	16	1.34	12,000,000	300	16	1.34	12,000,000	300	16		1.34
Series 35	13,000,000	325	21	1.63	13,000,000	325	21	1.63	13,000,000	325	21		1.63
Series 37	8,000,000	200	13	1.63	8,000,000	200	13	1.63	8,000,000	200	13		1.63
		$1,706	$99			$1,706	$128			$2,756	$165

(1)	Includes treasury shares.
(2)	We redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash on October 29, 2012.
(3)	We redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10.00 each at a redemption price of $10.00 per share for cash on April 28, 2011.
(4)	Due to rounding.
(5)	We redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25.00 each at a redemption price of $25.75 per share for cash on July 31, 2011.
(6)	We redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on January 31, 2012.
(7)	We redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on April 30, 2012.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 26, 27 and 29 are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI (which have been incorporated into the subsequently released capital adequacy guidelines). We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.

130	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.

Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.

Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.

Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.

Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.

Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2013)	Quarterly dividends per share (1)	Specified redemption date	Cash redemption price per share
Series 26	$0.359375	April 30, 2008	$26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00
Series 27	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 33	$0.334375	July 31, 2014	$25.00
Series 35	$0.406250	April 30, 2014	$25.00
Series 37	$0.406250	July 31, 2014	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2013			2012		2011
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	404,484,938	$7,769		400,534,211	$7,376	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	783,495	57		1,053,323	68	1,242,462	79
Shareholder investment plan (1)	7,672	1		3,676,846	271	5,501,553	411
Employee share purchase plan (2)	696,219	56		1,222,351	91	1,090,096	85
	405,972,324	$7,883		406,486,731	$7,806	400,572,811	$7,379
Purchase of common shares for cancellation	(6,732,231)	(130)		(2,025,000)	(39)	–	–
Treasury shares	9,643	–	(3)	23,207	2	(38,600)	(3)
Balance at end of year	399,249,736	$7,753		404,484,938	$7,769	400,534,211	$7,376

(1)	Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan do not receive a discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount commencing with the dividends paid on April 28, 2011 and prior to that, effective July 2009, they were issued at a 3% discount. Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Commencing June 14, 2013, employee contributions to our Canadian ESPP were acquired in the open market. Previously these shares were issued from Treasury.
(3)	Due to rounding.

Common shares reserved for issue

As at October 31, 2013, 8,854,851 common shares (2012: 9,638,346) were reserved for future issue pursuant to stock option plans.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

CIBC 2013 ANNUAL REPORT	131

Consolidated financial statements

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policies, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.

Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate. There were no significant changes made in the objectives, policies and procedures during the year.

Regulatory requirements

2013

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines in place during fiscal 2013 evolved from the framework of risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS) and are referred to as Basel III.

OSFI mandated all institutions to have established target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer (which can only be met with Common Equity Tier 1 (CET1) capital) by the first quarter of 2013. The specific targets are discussed below. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and on an all-in basis.

For 2013, the BCBS requires that banks maintain minimum CET1, Tier 1 and Total capital ratios of 3.5%, 4.5% and 8% respectively. The OSFI target for the CET1 ratio was 7% effective from the first quarter of 2013. The targets for the Tier 1 capital ratio and Total capital ratio are 8.5% and 10.5%, respectively, to be established by the first quarter of 2014. These targets may be higher for certain institutions or groups of institutions if OSFI feels the circumstances warrant it. Commencing January 1, 2016, domestic systemically important banks (which includes CIBC) will be subject to a 1% CET1 surcharge.

2012

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the BCBS “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in the BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Regulatory capital and ratios

2013

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings and AOCI (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes, and Tier 2 capital consists primarily of subordinated debentures, both of which are subject to phase-out rules.

2012

Under Basel II, Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis.

132	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Our capital ratios and assets-to-capital multiple (ACM) are as follows:

$ millions, as at October 31	2013 (1)	2012 (1)
Basel III – Transitional basis
Common Equity Tier 1 capital	$16,698	n/a
Tier 1 capital	17,830	n/a
Total capital	21,601	n/a
Risk-weighted assets (RWA)	151,338	n/a
Common Equity Tier 1 ratio	11.0%	n/a
Tier 1 capital ratio	11.8%	n/a
Total capital ratio	14.3%	n/a
ACM	18.0	x	n/a
Basel III – All-in-basis
Common Equity Tier 1 capital	$12,793	n/a
Tier 1 capital	15,888	n/a
Total capital	19,961	n/a
RWA	136,747	n/a
Common Equity Tier 1 ratio	9.4%	n/a
Tier 1 capital ratio	11.6%	n/a
Total capital ratio	14.6%	n/a
Basel II
Tier 1 capital	n/a	$15,940	(2)
Total capital	n/a	19,924	(2)
RWA	n/a	115,229
Tier 1 capital ratio	n/a	13.8%
Total capital ratio	n/a	17.3%
ACM	n/a	17.4	x

(1)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal 2012 measures are based on Basel II.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election.
n/a	Not applicable.

During the years ended October 31, 2013 and 2012, we have complied with all of our regulatory capital requirements.

CIBC 2013 ANNUAL REPORT	133

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a consolidated trust, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes).

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.

CIBC Tier 1 Notes – Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to previous OSFI guidelines, innovative capital instruments could comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes:

$ millions, as at October 31							2013		2012
				Earliest redemption dates
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price (1) and par	At par	Par value	Carrying value	Par value	Carrying value
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,335	$1,300	$1,366
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	305	300	322
						1,600	1,640	1,600	1,688
Notes sold short (held) for trading purposes						(1)	(2)	(7)	(10)
						$1,599	$1,638	$1,593	$1,678

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

134	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
2013	Assets
	Cash and deposits with banks	$–	$4,165	$3	$–	$–	$2,211	$6,379
	Trading securities	–	2,166	931	4,857	5,238	30,876	44,068
	AFS securities	–	13,165	2,665	6,113	5,028	656	27,627
	FVO securities	–	–	–	96	191	–	287
	Securities borrowed or purchased under resale agreements	–	25,950	2,778	–	–	–	28,728
	Loans	105,436	26,996	36,427	72,189	2,588	3,018	246,654
	Other	–	22,746	–	–	–	21,900	44,646
	Structural assumptions	(8,355)	929	3,351	6,998	–	(2,923)	–
	Total assets	$97,081	$96,117	$46,155	$90,253	$13,045	$55,738	$398,389
	Liabilities and equity
	Deposits	$97,888	$86,305	$29,985	$52,095	$8,989	$38,266	$313,528
	Obligations related to securities sold short	–	116	233	4,981	3,324	4,673	13,327
	Obligations related to securities lent or sold under repurchase agreements	–	6,986	–	–	–	–	6,986
	Capital Trust securities	–	–	1,638	–	–	–	1,638
	Subordinated indebtedness	–	165	46	3,499	518	–	4,228
	Other	–	22,179	–	–	–	18,074	40,253
	Equity	–	171	–	825	710	16,723	18,429
	Structural assumptions	(20,601)	6,057	21,776	26,210	–	(33,442)	–
	Total liabilities and shareholders’ equity	$77,287	$121,979	$53,678	$87,610	$13,541	$44,294	$398,389
	On-balance sheet gap	$19,794	$(25,862)	$(7,523)	$2,643	$(496)	$11,444	$–
	Off-balance sheet gap (1)	–	(11,859)	5,922	4,700	1,237	–	–
	Total gap	$19,794	$(37,721)	$(1,601)	$7,343	$741	$11,444	$–
	Total cumulative gap	$19,794	$(17,927)	$(19,528)	$(12,185)	$(11,444)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$24,907	$(41,252)	$(8,910)	$13,647	$(1,205)	$12,813	$–
	Foreign currencies	(5,113)	15,390	1,387	(11,004)	709	(1,369)	–
	Total on-balance sheet gap	$19,794	$(25,862)	$(7,523)	$2,643	$(496)	$11,444	$–
	Off-balance sheet gap (1)
	Canadian currency	$–	$1,791	$5,829	$(8,676)	$1,056	$–	$–
	Foreign currencies	–	(13,650)	93	13,376	181	–	–
	Total off-balance sheet gap	$–	$(11,859)	$5,922	$4,700	$1,237	$–	$–
	Total gap	$19,794	$(37,721)	$(1,601)	$7,343	$741	$11,444	$–
2012	Gap by currency
	On-balance sheet gap
	Canadian currency	$40,788	$(36,821)	$(20,513)	$5,143	$(400)	$11,803	$–
	Foreign currencies	(3,022)	16,571	(3,796)	(9,058)	1,137	(1,832)	–
	Total on-balance sheet gap	$37,766	$(20,250)	$(24,309)	$(3,915)	$737	$9,971	$–
	Off-balance sheet gap (1)
	Canadian currency	$–	$(18,596)	$19,897	$(1,609)	$308	$–	$–
	Foreign currencies	–	(15,873)	5,475	11,624	(1,226)	–	–
	Total off-balance sheet gap	$–	$(34,469)	$25,372	$10,015	$(918)	$–	$–
	Total gap	$37,766	$(54,719)	$1,063	$6,100	$(181)	$9,971	$–

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

CIBC 2013 ANNUAL REPORT	135

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, awards are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant.

Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms.

Compensation expense in respect of RSAs, before the impact of hedging, totalled $239 million in 2013 (2012: $230 million; 2011: $252 million). Liabilities in respect of cash-settled RSAs totalled $458 million (2012: $470 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain executives on an annual basis in December. Effective December 2010, eligible participation in this plan was expanded to a broader group of executives. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks.

Compensation expense in respect of PSUs, before the impact of hedging, totalled $127 million in 2013 (2012: $70 million; 2011: $49 million). Liabilities in respect of PSUs totalled $237 million (2012: $127 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. The last award granted under this plan was in December 2012, which will vest in December 2015. Future awards which would have been granted under this plan will be granted under the PSU plan.

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $8 million in 2013 (2012: $16 million; 2011: $11 million). Liabilities in respect of BVUs totalled $30 million (2012: $32 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer, the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, before the impact of hedging, totalled $4 million in 2013 (2012: $3 million; 2011: $2 million). Liabilities in respect of DSUs totalled $15 million (2012: $11 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans. As at October 31, 2013, 8,854,851 (2012: 9,638,346) common shares were reserved for future issue under these plans. Stock options in respect of 4,308,244 (2012: 4,348,787) common shares have been granted but not yet exercised while 4,546,607 (2012: 5,289,559) common shares remain available for future grants under these plans.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. All remaining options under this plan were exercised during 2012.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2013 has been determined at $6.84 (2012: $8.08; 2011: $12.88).

136	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2013	2012	2011
Weighted-average assumptions
Risk-free interest rate	1.88%	1.82%	2.79%
Expected dividend yield	5.76%	6.12%	4.89%
Expected share price volatility	20.94%	26.09%	27.56%
Expected life	6 years	6 years	6 years
Share price / exercise price	$80.10	$71.73	$78.41

Compensation expense in respect of stock options totalled $5 million in 2013 (2012: $7 million; 2011: $6 million).

Stock option plans

As at or for the year ended October 31		2013		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	4,348,787	$70.95	4,746,548	$66.34	5,641,221	$62.88
Granted	840,354	80.10	738,426	71.73	419,989	78.41
Exercised (1)	(783,495)	61.19	(1,053,323)	50.76	(1,242,462)	54.72
Forfeited	(75,239)	75.37	(58,929)	70.49	(41,580)	64.56
Cancelled / expired	(22,163)	86.27	(23,935)	70.78	(30,620)	68.61
Outstanding at end of year	4,308,244	$74.35	4,348,787	$70.95	4,746,548	$66.34
Exercisable at end of year	2,123,591	$72.94	2,521,979	$71.78	3,018,340	$66.05
Available for grant	4,546,607		5,289,559		5,945,121

(1)	The weighted-average share price at the date of exercise was $81.80 (2012: $74.26; 2011: $79.51).

Stock options outstanding and vested

As at October 31, 2013	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$49.01 – $55.00	443,899	4.90	$49.75	443,899	$49.75
$55.01 – $65.00	20,000	4.82	62.90	20,000	62.90
$65.01 – $75.00	1,619,887	5.76	71.25	656,283	71.79
$75.01 – $85.00	1,911,865	6.59	79.22	690,816	78.62
$85.01 – $105.00	312,593	3.10	96.34	312,593	96.34
	4,308,244	5.84	$74.35	2,123,591	$72.94

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Effective June 2013, all contributions are paid into a trust and used by the plan trustee to purchase common shares in the open market. Prior to June 2013, for our Canadian plan, shares purchased by the trustee using employee contributions were issued from Treasury. CIBC FirstCaribbean operates ESPPs locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $33 million in 2013 (2012: $32 million; 2011: $31 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, and DSU plans.

During the year, we recorded gains of $93 million (2012: $37 million; 2011: $18 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2013, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $13 million (2012: $8 million).

CIBC 2013 ANNUAL REPORT	137

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. The defined benefit pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. Effective January 1, 2012, there is a two-year waiting period for new members to join our principal Canadian pension plan. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners.

Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

The following table presents the financial position of the defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans			Other post-employment plans
$ millions, as at or for the year ended October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation
Balance at beginning of year	$5,846	$4,973	$4,615	$655	$570	$536
Current service cost	184	161	150	11	9	9
Employee contributions	6	6	6	–	–	–
Interest cost on defined benefit obligation	274	278	260	29	30	29
Benefits paid	(257)	(236)	(222)	(26)	(26)	(27)
Foreign exchange rate changes	18	–	(9)	1	–	–
Net actuarial (gains) losses on defined benefit obligation	(68)	664	163	(21)	71	23
Plan amendments	–	–	10	1	1	–
Curtailment (gains) losses	(2)	–	–	6	–	–
Balance at end of year	$6,001	$5,846	$4,973	$656	$655	$570
Plan assets
Fair value at beginning of year	$5,548	$4,895	$4,608	$–	$–	$–
Expected return on plan assets (1)	359	315	292	–	–	–
Net actuarial gains (losses) on plan assets (1)	198	93	(60)	–	–	–
Employer contributions	452	476	281	26	26	27
Employee contributions	6	6	6	–	–	–
Benefits paid	(257)	(236)	(222)	(26)	(26)	(27)
Foreign exchange rate changes	17	–	(9)	–	–	–
Net transfer out	(1)	(1)	(1)	–	–	–
Fair value at end of year	$6,322	$5,548	$4,895	$–	$–	$–
Funded status surplus (deficit)	$321	$(298)	$(78)	$(656)	$(655)	$(570)
Unamortized net actuarial losses	531	827	257	62	91	23
Unamortized past service (gains) costs	–	–	1	(32)	(42)	(52)
Net defined benefit asset (liability)	$852	$529	$180	$(626)	$(606)	$(599)
Valuation allowance	(17)	(17)	(18)	–	–	–
Net defined benefit asset (liability), net of valuation allowance	$835	$512	$162	$(626)	$(606)	$(599)

(1)	The actual return on plan assets for the year ended October 31, 2013 was $557 million (2012: $408 million; 2011: $232 million).

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans			Other post-employment plans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Other assets	$883	$563	$221	$–	$–	$–
Other liabilities	(48)	(51)	(59)	(626)	(606)	(599)
	$835	$512	$162	$(626)	$(606)	$(599)

Included in the defined benefit obligation and fair value of plan assets at year end are the following amounts in respect of plans with defined benefit obligations in excess of fair value of assets:

	Pension plans			Other post-employment plans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation
Unfunded plans	$48	$48	$47	$656	$655	$570
Funded plans	282	5,317	4,490	–	–	–
	330	5,365	4,537	656	655	570
Fair value of plan assets	262	4,957	4,346	–	–	–
Funded status deficit	$(68)	$(408)	$(191)	$(656)	$(655)	$(570)

138	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

The net defined benefit plan expense is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011
Current service cost	$184	$161	$150	$11	$9	$9
Interest cost on defined benefit obligation	274	278	260	29	30	29
Expected return on plan assets	(359)	(315)	(292)	–	–	–
Recognition of past service (gains) costs	–	1	10	(9)	(9)	(10)
Net actuarial losses recognized during the year	31	1	1	8	3	1
Curtailment (gains) losses	(2)	–	–	6	–	–
	128	126	129	45	33	29
Change in valuation allowance	–	(1)	1	–	–	–
Net defined benefit plan expense recognized	$128	$125	$130	$45	$33	$29

Benefit and plan changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2013, 2012 or 2011.

Investment policy

CIBC’s Board of Directors has delegated the responsibility for establishing pension fund investment objectives and policies and monitoring pension investment policy to the Board’s Management Resources and Compensation Committee (MRCC). The MRCC is responsible for establishing investment policies such as asset mix, permitted investments, and use of derivatives.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of various asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions.

To reduce investment-specific risk and to enhance expected returns, investments are allocated among multiple asset classes, with publicly traded fixed income and equities in active markets, representing the most significant asset allocations. Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee composed of CIBC management. The PBIC has appointed investment managers, including CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC. These managers have investment discretion within established target asset mix ranges as set by the MRCC. Should the actual mix fall outside specified ranges, the assets are rebalanced as required to be within the target asset mix ranges. Similar committees exist for the management of our non-Canadian plans.

Risk management oversight as performed by PBIC and other committees includes but is not limited to the following activities:

•	Periodic ALM and strategic asset allocation studies;
•	Monitoring of funding levels and funding ratios;
•	Monitoring compliance with asset allocation guidelines and investment management agreements;
•	Monitoring asset class performance against asset class benchmarks; and
•	Monitoring investment manager performance against benchmarks.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans are as follows:

	Pension plans
	Target	Actual	Target	Actual	Target	Actual
	allocation	allocation	allocation	allocation	allocation	allocation
Asset category (1)	2013	2013	2012	2012	2011	2011
Equity (2)	52%	54%	52%	52%	52%	53%
Debt (2)	43	43	44	45	44	43
Real estate	–	–	–	–	–	1
Other (3)	5	3	4	3	4	3
	100%	100%	100%	100%	100%	100%

(1)	Categories are based upon risk classification including synthetic exposure through derivatives.
(2)	Pension benefit plans assets include CIBC or CIBC FirstCaribbean issued securities and deposits of $40 million (2012: $34 million), representing 0.6% of total plan assets (2012: 0.6%).
(3)	Includes insurance contract and investments in essential public assets, including transportation, communication, energy, education, and health-care projects.

Plan assumptions

The discount rate assumption used in determining pension and other post-employment benefit obligations and net defined benefit plan expense reflects the market yields, as of the measurement date, on high quality corporate bonds with cash flows that match expected benefit payments.

For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

In the U.S., U.K., and Caribbean region, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

CIBC 2013 ANNUAL REPORT	139

Consolidated financial statements

The weighted-average assumptions used to determine the defined benefit obligation and the benefit plan expenses are as follows:

	Pension plans			Other post-employment plans
For the year ended October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation as at October 31
Discount rate at end of the period	4.8%	4.6%	5.5%	4.7%	4.5%	5.5%
Rate of compensation increase	3.1%	3.1%	3.6%	3.0%	3.0%	3.5%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	4.6%	5.5%	5.6%	4.5%	5.5%	5.3%
Expected long-term rate of return on plan assets	6.3%	6.3%	6.4%	n/a	n/a	n/a
Rate of compensation increase	3.1%	3.6%	3.6%	3.0%	3.5%	3.5%

n/a	Not applicable.

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2013	2012	2011
Health-care cost trend rates assumed for next year	6.3%	6.4%	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029	2029

A 100 basis points change in assumed health-care cost trend rates would have the following effects:

	Aggregate service and interest costs			Defined benefit obligation
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011
100 basis points increase in rates	$3	$3	$3	$56	$56	$61
100 basis points decrease in rates	(2)	(2)	(3)	(47)	(47)	(50)

The following tables outline the impact of a change of 100 basis points in certain key assumptions used in measuring the defined benefit obligations and related expenses for our Canadian plans:

Estimated increase (decrease) in defined benefit plan expense for the year based on assumptions at the beginning of the year	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011
Discount rate
Decrease in assumption	$117	$68	$17	$11	$3	$2
Increase in assumption	(66)	(30)	(26)	(2)	(5)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	50	43	40	n/a	n/a	n/a
Increase in assumption	(50)	(43)	(40)	n/a	n/a	n/a
Rate of compensation increase
Decrease in assumption	(44)	(19)	(18)	–	–	–
Increase in assumption	48	20	20	–	–	–

n/a	Not applicable.

Estimated increase (decrease) in defined benefit obligation	Pension plans			Other post-employment plans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Discount rate
Decrease in assumption	$883	$893	$682	$93	$91	$79
Increase in assumption	(810)	(850)	(654)	(75)	(82)	(64)
Rate of compensation increase
Decrease in assumption	(184)	(192)	(120)	(1)	(1)	(1)
Increase in assumption	201	193	130	1	1	1

Defined contribution and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2013	2012	2011
Defined contribution pension plans	$11	$11	$11
Government pension plans (1)	84	79	78
	$95	$90	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

140	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Expenses if recognized as they arose

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

	Pension plans			Other post-employment plans			Total
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011
Defined benefit plans	$(169)	$694	$352	$26	$111	$61	$(143)	$805	$413
Defined contribution and other plans	95	90	89	–	–	–	95	90	89
	$(74)	$784	$441	$26	$111	$61	$(48)	$895	$502

History of experience adjustments

The history of defined benefit obligations, fair value of plan assets and experience adjustments is as follows:

	Pension plans			Other post-employment plans
$ millions, as at or for the year ended October 31	2013	2012	2011	2013	2012	2011
Defined benefit obligation	$6,001	$5,846	$4,973	$656	$655	$570
Fair value of plan assets	6,322	5,548	4,895	–	–	–
Funded status surplus (deficit)	$321	$(298)	$(78)	$(656)	$(655)	$(570)
Experience gains (losses) on plan liabilities for the year	$3	$(24)	$10	$2	$(14)	$8
Experience gains (losses) on plan assets for the year	198	93	(60)	–	–	–

Cash flows

Cash contributions

The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2012. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2013.

The minimum contributions for 2014 are anticipated to be $171 million for defined benefit pension plans and $29 million for other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

CIBC 2013 ANNUAL REPORT	141

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2013	2012	2011
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(96)	$(92)	$(22)
Current income tax expense	673	629	431
	577	537	409
Provision for deferred income taxes
Adjustments for prior years	82	88	25
Effect of changes in tax rates and laws	(2)	(8)	28
Origination and reversal of temporary differences	(9)	87	465
	71	167	518
	648	704	927
Other comprehensive income	(20)	(17)	(37)
Total comprehensive income	$628	$687	$890

Components of income tax

$ millions, for the year ended October 31	2013	2012	2011
Current income taxes
Federal	$309	$290	$216
Provincial	212	196	141
Foreign	29	29	15
	550	515	372
Deferred income taxes
Federal	35	122	273
Provincial	22	82	164
Foreign	21	(32)	81
	78	172	518
	$628	$687	$890

Deferred income tax balances are included in Other assets and Other liabilities, and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rate of 26.3% (2012: 26.5%; 2011: 28.2%) as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2013		2012		2011
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,065	26.3%	$1,071	26.5%	$1,073	28.2%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(100)	(2.5)	(116)	(2.9)	(11)	(0.3)
Tax-exempt income	(263)	(6.5)	(206)	(5.1)	(136)	(3.5)
Changes in income tax rate on deferred tax balances	(2)	–	(8)	(0.2)	28	0.7
Impact of equity-accounted income	(28)	(0.7)	(33)	(0.8)	(24)	(0.6)
Other	(24)	(0.6)	(4)	(0.1)	(3)	(0.1)
Income taxes in the consolidated statement of income	$648	16.0%	$704	17.4%	$927	24.4%

142	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Deferred income tax asset

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets
$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2013	Balance at beginning of year	$189	$62	$224	$46	$5	$96	$72	$–	$694
	Recognized in net income	13	7	(58)	(21)	16	(11)	(3)	1	(56)
	Recognized in OCI	–	–	–	–	–	–	–	–	–
	Other (2)	1	3	1	1	–	2	1	–	9
	Balance at end of year	$203	$72	$167	$26	$21	$87	$70	$1	$647
2012 (3)	Balance at beginning of year	$338	$69	$283	$50	$31	$83	$104	$–	$958
	Recognized in net income	(149)	(7)	(59)	(4)	(26)	13	(32)	–	(264)
	Recognized in OCI	–	–	–	–	–	–	–	–	–
	Other (2)	–	–	–	–	–	–	–	–	–
	Balance at end of year	$189	$62	$224	$46	$5	$96	$72	$–	$694
2011 (3)	Balance at beginning of year	$356	$76	$418	$36	$77	$665	$88	$157	$1,873
	Recognized in net income	(17)	(3)	(137)	16	(44)	(580)	19	(147)	(893)
	Recognized in OCI	–	–	1	–	–	–	–	(8)	(7)
	Other (2)	(1)	(4)	1	(2)	(2)	(2)	(3)	(2)	(15)
	Balance at end of year	$338	$69	$283	$50	$31	$83	$104	$–	$958

Deferred tax liabilities
$ millions, for the year ended October 31			Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2013	Balance at beginning of year		$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(32)	$(274)
	Recognized in net income		16	–	(4)	(7)	5	–	(25)	(15)
	Recognized in OCI		–	–	–	(14)	–	7	–	(7)
	Other (2)		–	–	–	(1)	(2)	–	1	(2)
	Balance at end of year		$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(56)	$(298)
2012 (3)	Balance at beginning of year		$(52)	$(17)	$(60)	$(54)	$(78)	$(34)	$(70)	$(365)
	Recognized in net income		(2)	9	(6)	36	15	–	45	97
	Recognized in OCI		–	–	–	–	–	1	(7)	(6)
	Other (2)		–	–	–	–	–	–	–	–
	Balance at end of year		$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(32)	$(274)
2011 (3)	Balance at beginning of year		$(65)	$(152)	$(57)	$(231)	$(104)	$(62)	$(80)	$(751)
	Recognized in net income		13	135	(3)	147	20	53	10	375
	Recognized in OCI		–	–	–	30	–	(25)	–	5
	Other (2)		–	–	–	–	6	–	–	6
	Balance at end of year		$(52)	$(17)	$(60)	$(54)	$(78)	$(34)	$(70)	$(365)

Net deferred tax asset as at October 31, 2013										$349
Net deferred tax asset as at October 31, 2012										$420
Net deferred tax asset as at October 31, 2011										$593

(1)	The tax loss carryforwards include $57 million (2012: $63 million; 2011: $61 million) that relate to operating losses (of which $43 million relate to the U.S., $2 million relate to Canada and $12 million relate to other jurisdictions) that expire in various years commencing in 2014, and $30 million (2012: $33 million; 2011: $22 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.
(3)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

The net deferred tax asset is included in Other assets and Other liabilities as follows:

$ millions, as at October 31	2013	2012
Other assets	$383	$457
Other liabilities	(34)	(37)
	$349	$420

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $805 million as at October 31, 2013 (2012: $717 million) of which $78 million (2012: $79 million) has no expiry date, and of which $727 million (2012: $638 million) expire within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. In response to a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) ordered and the Federal Court of Appeal confirmed that the Crown must submit amended replies. On July 30, 2013, the Crown filed a Fresh as Amended Reply with the TCC. On September 30, 2013, CIBC filed its Answer with the TCC. We expect the TCC trial on the deductibility of the Enron payments to commence in the latter part of 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $195 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

CIBC 2013 ANNUAL REPORT	143

Consolidated financial statements

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2013	2012	2011
Basic EPS
Net income attributable to equity shareholders	$3,403	$3,331	$2,867
Less: Preferred share dividends and premiums	99	158	177
Net income attributable to common shareholders	3,304	3,173	2,690
Weighted-average common shares outstanding (thousands)	400,880	403,685	396,233
Basic EPS	$8.24	$7.86	$6.79
Diluted EPS
Net income attributable to common shareholders	$3,304	$3,173	$2,690
Add: Dividends on Convertible Preferred Shares	–	–	38
Net income attributable to diluted common shareholders	3,304	3,173	2,728
Weighted-average common shares outstanding (thousands)	400,880	403,685	396,233
Add: Convertible Preferred Shares (1) (thousands)	–	–	9,609
Stock options potentially exercisable (2) (thousands)	381	460	854
Weighted-average diluted common shares outstanding (thousands)	401,261	404,145	406,696
Diluted EPS	$8.23	$7.85	$6.71

(1)	We have irrevocably renounced by way of a deed poll, our rights to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.
(2)	Excludes average options outstanding of 360,749 with a weighted-average exercise price of $94.71; average options outstanding of 1,513,903 with a weighted-average exercise price of $82.39; and average options outstanding of 1,263,670 with a weighted-average exercise price of $83.79 for the years ended October 31, 2013, 2012, and 2011, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

		Contract amounts
$ millions, as at October 31	2013	2012 (1)
Securities lending (2)	$24,157	$15,396
Unutilized credit commitments (3)	156,532	148,957
Backstop liquidity facilities	3,754	3,189
Standby and performance letters of credit	9,026	7,504
Documentary and commercial letters of credit	172	449
Underwriting commitments	486	184
Other	387	357
	$194,514	$176,036

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Excludes securities lending of $2.1 billion (2012: $1.6 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Includes $94.7 billion (2012: $91.3 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $56.3 billion (2012: $57.6 billion) of which $9.2 billion (2012: $9.5 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $44.6 billion (2012: $46.5 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $145 million (2012: $178 million) which are included in the table above.

144	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for both our consolidated sponsored ABCP programs, Crisp and Macro Trust, as well as our non-consolidated sponsored ABCP programs, Safe Trust and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Underwriting commitments

We act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2013	Payments	Receipts (2)
2014	$383	$84
2015	359	84
2016	331	87
2017	304	88
2018	267	89
2019 and thereafter	1,269	1,400

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $386 million (2012: $389 million; 2011: $384 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and is considered an investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2013
2014	$49
2015	48
2016	46
2017	45
2018	43
2019 and thereafter	414
645
Less: Future interest charges	251
Present value of finance lease commitments	$394

(1)	Total interest expense related to finance lease arrangements was $28 million (2012: $28 million; 2011: $28 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2013 and 2012 are not significant.

CIBC 2013 ANNUAL REPORT	145

Consolidated financial statements

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2013	2012 (1)
Sources of pledged assets and collateral (2)
Deposits with banks	$11	$14
Securities	14,103	8,113
National Housing Act mortgage backed securities (3)	34,143	37,457
Mortgages	11,365	10,332
Credit cards (4)	4,599	4,898
Other assets	2,727	4,120
	$66,948	$64,934
Uses of pledged assets and collateral
Securities lent	$11,793	$5,324
Obligations related to securities lent or sold under repurchase agreements	1,159	1,795
Secured borrowings	49,802	52,413
Derivative transactions (5)	3,262	4,531
Foreign governments and central banks (6)	246	278
Clearing systems, payment systems, depositories, and other (6)	686	593
	$66,948	$64,934

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Does not include over-collateralization of assets pledged.
(3)	Includes certain cash in transit balances related to the securitization process.
(4)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.6 billion with a fair value of $4.7 billion (2012: $4.9 billion with a fair value of $5.0 billion).
(5)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(6)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2013	2012
Collateral received and available for sale or re-pledging	$53,644	$44,718
Less: not sold or re-pledged	21,108	14,726
	$32,536	$29,992
Uses of pledged assets and collateral
Securities lent	$12,364	$10,072
Obligations related to securities lent or sold under repurchase agreements	5,827	6,429
Obligations related to securities sold short	13,327	13,035
Derivative transactions (1)	1,018	456
	$32,536	$29,992

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual is made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed below include all of CIBC’s accruals for legal matters as at October 31, 2013, including amounts related to the significant legal proceedings described below and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

146	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at October 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The matters underlying the estimated range as at October 31, 2013 consist of the significant legal proceedings described below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Lehman Brothers bankruptcy proceedings

We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. The plaintiffs have filed an appeal to the Ontario Court of Appeal which was heard in May 2013 and the court reserved its decision.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs have filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April 2013 denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May 2013, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal. In September 2013, the Ontario Court of Appeal granted the plaintiffs leave to appeal the decision denying class certification.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks have sought leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada released its decision in April granting leave to appeal. The appeal is scheduled to be heard in February 2014.

CIBC 2013 ANNUAL REPORT	147

Consolidated financial statements

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was heard in April and May 2013 and the court reserved its decision.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. The company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed. The motion for class certification in the Labourers’ action has been adjourned from February 2014 to May 2014.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was heard in August 2013 and the court reserved its decision.

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging Canadian Imperial Bank of Commerce breached the credit facility. In addition, in an asset purchase agreement between Oppenheimer and CIBC entered into in January 2008, Oppenheimer was required to pay CIBC World Markets Corp. a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC World Markets Corp. and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC World Markets Corp. filed an arbitration claim against Oppenheimer for US$25 million plus statutory interest and attorneys’ fees.

The following table presents changes in the provision:

$ millions, for the year ended October 31	2013	2012
Balance at beginning of year	$44	$43
Additional new provisions recognized	3	6
Less:
Amounts incurred and charged against existing provisions	(10)	(4)
Unused amounts reversed	–	(1)
Balance at end of year	$37	$44

148	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2013				2012 (1)
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (2)(3)(4)	$321,490	$36,292	$25,628	$383,410	$315,937	$34,796	$27,573	$378,306
Off-balance sheet
Credit-related arrangements
Financial institutions	$30,282	$1,749	$1,346	$33,377	$21,124	$1,239	$2,307	$24,670
Governments	5,731	2	1	5,734	4,972	35	43	5,050
Retail	101,525	–	83	101,608	97,412	–	3	97,415
Other	42,317	8,034	3,444	53,795	40,354	5,677	2,870	48,901
	$179,855	$9,785	$4,874	$194,514	$163,862	$6,951	$5,223	$176,036
Derivative instruments (5)(6)
By counterparty type
Financial institutions (7)	$3,861	$3,063	$9,131	$16,055	$5,768	$5,154	$10,451	$21,373
Governments	2,619	–	5	2,624	4,045	–	6	4,051
Other	738	119	165	1,022	1,135	152	83	1,370
	7,218	3,182	9,301	19,701	10,948	5,306	10,540	26,794
Less: effect of master netting agreements (7)	(5,240)	(2,442)	(6,623)	(14,305)	(8,518)	(4,144)	(7,408)	(20,070)
Total derivative instruments	$1,978	$740	$2,678	$5,396	$2,430	$1,162	$3,132	$6,724

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(3)	Includes Canadian currency of $323.8 billion (2012: $320.1 billion) and foreign currencies of $59.6 billion (2012: $58.2 billion).
(4)	Includes loans and acceptances, net of allowance for credit losses, totalling $256.4 billion (2012: $252.7 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(5)	Also included in the on-balance sheet major assets in the table.
(6)	Does not include exchange-traded derivatives of $246 million (2012: $245 million).
(7)	Includes positive fair value (net of CVA) of $91 million (2012: $269 million) on notional amounts of $4.9 billion (2012: $6.5 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

CIBC 2013 ANNUAL REPORT	149

Consolidated financial statements

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity-method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms, as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of the bank.

Key management personnel and their affiliates

As at October 31, 2013, loans(3) to directors and their affiliates totalled $33 million (2012: $43 million), letters of credit and guarantees were nil (2012: nil), and the undrawn credit commitments(4) totalled $42 million (2012: $32 million).

As at October 31, 2013, loans to senior officers and their affiliates totalled $275 million (2012: $207 million), letters of credit and guarantees totalled $322 million (2012: $155 million), and the undrawn credit commitments totalled $513 million (2012: $631 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2013 and 2012.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (referred to as Directors); and Senior Executive Team (SET) and certain named officers per the Bank Act (collectively referred to as Senior officers). Board members who are also SET members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.
(3)	Comprises nil (2012: nil) related to directors and their dependants and $33 million (2012: $43 million) related to entities over which directors and their dependants have significant influence.
(4)	Comprises $1 million (2012: $1 million) related to directors and their dependants and $41 million (2012: $31 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2013		2012
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$1	$24	$1	$24
Post-employment benefits	–	3	–	2
Share-based benefits (2)	2	26	3	25
Termination benefits	–	–	–	1
Total compensation	$3	$53	$4	$52

(1)	Comprises salaries, statutory and non-statutory benefits, and pension expenses related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related party transactions between CIBC and the post-employment benefit plans.

Equity-accounted joint ventures and associates

See Note 26 for details of our equity-accounted joint ventures and associates.

150	CIBC 2013 ANNUAL REPORT

Consolidated financial statements

Note 26	Investments in equity-accounted joint ventures and associates

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2013, the carrying value of our investments in the joint ventures was $286 million (2012: $267 million), which was included in Corporate and Other.

As at October 31, 2013, loans to the joint ventures totalled $29 million (2012: nil) and undrawn credit commitments totalled $71 million (2012: $100 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, as at or for the year ended October 31	2013	2012	2011
Assets	$3,361	$3,485	$2,903
Liabilities	3,084	3,227	2,642
Revenue	165	165	211
Net income	47	53	84

Associates

As at October 31, 2013, the total carrying value of our investments was $1,427 million (2012: $1,368 million). These investments comprise: listed associates with a carrying value of $331 million (2012: $336 million) and a fair value of $321 million (2012: $310 million); and unlisted associates with a carrying value of $1,096 million (2012: $1,032 million) and a fair value of $1,383 million (2012: $1,082 million). Of the total carrying value of our investments in associates, $934 million (2012: $890 million) was included in Wealth Management, $338 million (2012: $318 million) in Wholesale Banking, and $155 million (2012: $160 million) in Corporate and Other.

As at October 31, 2013, loans to associates totalled $213 million (2012: $352 million) and unutilized credit commitments totalled $29 million (2012: $28 million). We also had commitments to invest up to $4 million (2012: $4 million) in our associates.

There were no unrecognized share of losses of any associate, either for the year or cumulatively. In 2013, 2012 and 2011, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the significant equity-accounted associates:

$ millions, as at or for the year ended October 31	2013	2012	2011
Assets	$3,262	$2,892	$2,301
Liabilities	2,614	2,250	1,842
Revenue	727	693	137
Net income	92	107	27

CIBC 2013 ANNUAL REPORT	151

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2013

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, NY, U.S.
CIBC World Markets Corp.	New York, NY, U.S.
Canadian Imperial Holdings Inc.	New York, NY, U.S.
CIBC Inc.	New York, NY, U.S.
CIBC Capital Corporation	New York, NY, U.S.
CIBC Delaware Funding Corp.	New York, NY, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	488
CIBC World Markets (Japan) Inc.	Tokyo, Japan	43
CIBC Australia Ltd.	Sydney, New South Wales, Australia	21

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation and CIBC Delaware Funding Corp., which were incorporated or organized under the laws of the State of Delaware, U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SPEs where we have control. See Note 6 for additional details.

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Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and over 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared with consolidated CIBC results.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2013

There were no significant changes made to our business segments during the year.

2012

Revenue, taxable equivalent basis

SBUs evaluate interest income included in revenue on a taxable equivalent basis (TEB). In order to arrive at the TEB amount, the SBUs gross up tax-exempt interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Simultaneously, an equivalent amount is booked as an income tax expense; hence there is no impact on net income of the SBUs. This measure enables comparability of interest income arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in interest income and income tax expense in Corporate and Other. Prior year information has been reclassified accordingly.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the revenue of the exited FirstLine broker channel has been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

2011

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Accordingly, wealth management and international banking operations (CIBC FirstCaribbean) were reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets which includes the remaining businesses was renamed Retail and Business Banking.

In the third quarter, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities.

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Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2013	Net interest income (2)	$5,855	$186	$1,432	$(18)	$7,455	$6,754	$146	$463	$92
	Non-interest income	2,126	1,960	824	418	5,328	4,314	304	533	177
	Intersegment revenue (3)	338	(343)	5	–	–	–	–	–	–
	Total revenue	8,319	1,803	2,261	400	12,783	11,068	450	996	269
	Provision for (reversal of) credit losses	930	1	44	146	1,121	941	(8)	153	35
	Amortization and impairment (4)	90	14	5	245	354	289	23	37	5
	Other non-interest expenses	4,057	1,283	1,314	606	7,260	6,461	252	398	149
	Income before income taxes	3,242	505	898	(597)	4,048	3,377	183	408	80
	Income taxes (2)	779	117	182	(430)	648	539	48	43	18
	Net income (loss)	$2,463	$388	$716	$(167)	$3,400	$2,838	$135	$365	$62
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(3)	$(3)	$–	$–	$(3)	$–
	Equity shareholders	$2,463	$388	$716	$(164)	$3,403	$2,838	$135	$368	$62
	Average assets (5)	$254,861	$3,959	$124,449	$20,677	$403,946	$359,915	$18,075	$19,612	$6,344
2012(6)	Net interest income (2)	$5,791	$187	$1,150	$198	$7,326	$6,574	$202	$474	$76
	Non-interest income	2,069	1,783	908	463	5,223	4,290	255	506	172
	Intersegment revenue (3)	294	(296)	2	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,154	1,674	2,060	661	12,549	10,864	457	980	248
	Provision for (reversal of) credit losses	1,080	–	142	69	1,291	997	177	118	(1)
	Amortization and impairment (4)	89	8	3	257	357	287	23	40	7
	Other non-interest expenses	3,970	1,224	1,112	552	6,858	6,139	231	338	150
	Income before income taxes	3,015	442	803	(217)	4,043	3,441	26	484	92
	Income taxes (2)	729	103	190	(318)	704	664	(24)	39	25
	Net income (loss)	$2,286	$339	$613	$101	$3,339	$2,777	$50	$445	$67
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$8	$8	$–	$–	$8	$–
	Equity shareholders	$2,286	$339	$613	$93	$3,331	$2,777	$50	$437	$67
	Average assets (5)	$253,244	$4,035	$117,914	$22,189	$397,382	$356,515	$14,139	$20,328	$6,400
2011	Net interest income (2)	$5,625	$179	$898	$360	$7,062	$6,348	$200	$438	$76
	Non-interest income	2,137	1,740	1,160	336	5,373	4,147	458	574	194
	Intersegment revenue (3)	283	(283)	–	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,045	1,636	2,058	696	12,435	10,495	658	1,012	270
	Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144	1,013	19	93	19
	Amortization and impairment (4)	83	7	3	463	556	281	22	245	8
	Other non-interest expenses	3,951	1,234	1,215	530	6,930	6,161	274	347	148
	Income before income taxes	2,915	391	793	(294)	3,805	3,040	343	327	95
	Income taxes (2)	731	112	250	(166)	927	720	138	44	25
	Net income (loss)	$2,184	$279	$543	$(128)	$2,878	$2,320	$205	$283	$70
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$1	$10	$11	$–	$1	$10	$–
	Equity shareholders	$2,184	$279	$542	$(138)	$2,867	$2,320	$204	$273	$70
	Average assets (5)	$256,362	$3,352	$110,612	$24,201	$394,527	$339,245	$22,756	$19,332	$13,194

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $357 million (2012: $281 million; 2011: $189 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes $203 million of impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2013	2012	2011
Retail and Business Banking
Personal banking	$6,586	$6,309	$6,270
Business banking	1,520	1,501	1,411
Other	213	344	364
	$8,319	$8,154	$8,045
Wealth Management
Retail brokerage	$1,060	$1,014	$1,082
Asset management	621	560	456
Private wealth management	122	100	98
	$1,803	$1,674	$1,636
Wholesale Banking (1)
Capital markets	$1,268	$1,195	$1,099
Corporate and investment banking	931	801	948
Other	62	64	11
	$2,261	$2,060	$2,058
Corporate and Other (1)
International banking	$593	$582	$566
Other	(193)	79	130
	$400	$661	$696

(1)	Wholesale Banking revenue includes a TEB adjustment of $357 million (2012: $281 million; 2011: $189 million) with an equivalent offset in Corporate and Other.

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Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2013	Cash and deposit with banks	$16	$1,749	$3,399	$–	$–	$–	$–	$5,164	$1,215	$6,379
	Securities	3,325	16,218	6,355	–	–	–	2,059	27,957	44,025	71,982
	Cash collateral on securities borrowed	995	–	2,422	–	–	–	–	3,417	–	3,417
	Securities purchased under resale agreements	9,228	3,184	12,899	–	–	–	–	25,311	–	25,311
	Loans	42,656	2,481	603	167,488	22,749	8,457	3,089	247,523	829	248,352
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,698)	(1,698)
	Derivative instruments	1,022	2,624	16,055	–	–	–	–	19,701	246	19,947
	Customers’ liability under acceptances	7,816	1,714	190	–	–	–	–	9,720	–	9,720
	Other assets	157	1,737	2,986	–	–	–	–	4,880	10,099	14,979
	Total credit exposure	$65,215	$29,707	$44,909	$167,488	$22,749	$8,457	$5,148	$343,673	$54,716	$398,389
2012 (1)	Total credit exposure	$60,396	$31,761	$45,604	$167,665	$21,313	$9,950	$6,660	$343,349	$50,036	$393,385
(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

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Consolidated financial statements

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2013	Interest income
	Loans	$9,788	$7	$–	$–	$9,795
	Securities	–	1,237	389	5	1,631
	Securities borrowed or purchased under resale agreements	347	–	–	–	347
	Deposits with banks	38	–	–	–	38
		$10,173	$1,244	$389	$5	$11,811
	Interest expense
	Deposits	$3,523	$–	$–	$18	$3,541
	Securities sold short	–	334	–	–	334
	Securities lent or sold under repurchase agreements	102	–	–	–	102
	Subordinated indebtedness	193	–	–	–	193
	Capital Trust securities	136	–	–	–	136
	Other	50	–	–	–	50
		$4,004	$334	$–	$18	$4,356
2012 (1)	Interest income
	Loans	$10,016	$4	$–	$–	$10,020
	Securities	–	1,103	409	10	1,522
	Securities borrowed or purchased under resale agreements	323	–	–	–	323
	Deposits with banks	42	–	–	–	42
		$10,381	$1,107	$409	$10	$11,907
	Interest expense
	Deposits	$3,618	$–	$–	$12	$3,630
	Securities sold short	–	333	–	–	333
	Securities lent or sold under repurchase agreements	156	–	–	–	156
	Subordinated indebtedness	208	–	–	–	208
	Capital Trust securities	144	–	–	–	144
	Other	110	–	–	–	110
		$4,236	$333	$–	$12	$4,581
2011	Interest income
	Loans	$10,182	$2	$–	$–	$10,184
	Securities	–	981	421	19	1,421
	Securities borrowed or purchased under resale agreements	365	–	–	–	365
	Deposits with banks	63	–	–	–	63
		$10,610	$983	$421	$19	$12,033
	Interest expense
	Deposits	$3,828	$–	$–	$15	$3,843
	Securities sold short	–	388	–	–	388
	Securities lent or sold under repurchase agreements	264	–	–	–	264
	Subordinated indebtedness	215	–	–	–	215
	Capital Trust securities	142	–	–	–	142
	Other	119	–	–	–	119
		$4,568	$388	$–	$15	$4,971

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

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Consolidated financial statements

Note 31	Future accounting policy changes

The following standards or amendments are effective for us in fiscal 2014:

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise, (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation, and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. Retrospective application of the amendments will result in a pre-tax decrease of approximately $230 million in shareholder’s equity (a combination of AOCI and retained earnings) as at November 1, 2011 (after-tax decrease of approximately $180 million) due to the recognition in equity of $280 million of pre-tax unamortized actuarial losses and approximately $50 million of pre-tax unamortized past service gains as at October 31, 2011. Retrospective application will also result in an increase in our post-employment defined benefit expense of approximately $50 million for the year ended October 31, 2012 (after-tax increase of approximately $35 million) and an increase of approximately $70 million for the year ended October 31, 2013 (after-tax increase of approximately $50 million). In addition, the remeasurement of the funded status of our post-employment defined benefit plans through OCI will result in a decrease in OCI of approximately $600 million for the year ended October 31, 2012 (after-tax decrease of approximately $440 million) and an increase in OCI of approximately $385 million for the year ended October 31, 2013 (after-tax increase of approximately $285 million). The cumulative impact of the above will result in a pre-tax decrease of approximately $565 million in shareholder’s equity as at October 31, 2013 (after-tax decrease of approximately $420 million).

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 replaces the consolidation guidance in IAS 27 “Separate Financial Statements” and Standards Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities”. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control results from an investor having: (i) power over the investee, (ii) exposure or rights to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 will require retrospective application to the opening balance sheet as at November 1, 2012 and require us to deconsolidate CIBC Capital Trust from the consolidated financial statements. Upon deconsolidation of CIBC Capital Trust, we will exclude the Capital Trust securities issued by CIBC Capital Trust from our consolidated balance sheet and will instead recognize an equivalent amount of senior deposit notes issued by CIBC to CIBC Capital Trust in Business and government deposits. Otherwise, the adoption of IFRS 10 is not expected to have a significant impact on our consolidated financial statements.

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 requires entities which had previously accounted for joint ventures using proportionate consolidation to collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, the adoption of IFRS 11 will not impact our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the nature of, and risks associated with, its interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, and the effects of those interests on our consolidated financial statements. IFRS 12 is not expected to impact our consolidated financial statements, but will result in additional disclosures.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single standard for measuring fair value and providing expanded disclosures about fair value measurements. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, IFRS 13 is not expected to have a significant impact on how we determine fair value but will result in additional disclosures.

IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. The amendments are required to be adopted retrospectively. The amendments are not expected to impact our consolidated financial statements, but will result in additional disclosures.

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until fiscal 2015 or later:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the effective date for the amendments to IAS 32 for us is November 1, 2014. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be adopted retrospectively.

IFRIC 21, Levies – Issued in May, 2013, the effective date for the interpretation for us is November 1, 2014. The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that an obligating event, as identified by the legislation, would trigger the recognition of a liability to pay a levy. If the obligating event occurs over a period of time, the liability shall be recognized progressively over that period of time.

IFRS 9 “Financial Instruments” – In November 2009, the IASB issued the first phase of a three phase IFRS 9 project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard was subsequently amended in October 2010. The first phase of IFRS 9 provides guidance on the recognition, classification, reclassification and measurement of financial assets and financial liabilities along with guidance on the derecognition of financial assets and financial liabilities. The second and third phases of this project address impairment of financial assets and hedge accounting, respectively.

The initial release of IFRS 9 required financial assets to be classified as either amortized cost or fair value based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Most of the requirements for classification and measurement of financial liabilities were carried forward from IAS 39 to IFRS 9 but the requirements related to the fair value option for financial liabilities were changed such that the effects of changes in the liability’s credit risk on its fair value would be recognized in Other comprehensive income rather than in net income.

In November 2012, the IASB proposed limited amendments in an exposure draft, which introduced a fair value through OCI measurement category for qualifying debt instruments.

In November 2013, the IASB issued three amendments affecting IFRS 9, IAS 7 and IAS 39. The first amendment sets out new hedge accounting requirements. The second amendment allows entities to apply the accounting for changes from own credit risk in isolation without applying the other requirements of IFRS 9. The third amendment removes the mandatory effective date of the IFRS 9 from January 1, 2015 to a new date that will be determined when IFRS 9 is closer to completion.

The macro hedging project and the last phase on impairment are currently under development. We understand that some aspects of the classification and measurement guidance in IFRS 9 may be further amended. As a result of uncertainties with regard to all three phases of IFRS 9, it is impractical to quantify the impact of IFRS 9, but we will continue to monitor all developments in this project to assess the impact on our consolidated financial statements.

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Consolidated financial statements

Note 32	Subsequent event

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction will result in an after-tax gain, net of associated expenses, of approximately $50 million in the first quarter of 2014.

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